SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2022

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                No  ☒

YPF SOCIEDAD ANONIMA

CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS AS OF MARCH 31, 2022

AND COMPARATIVE INFORMATION (UNAUDITED)

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2022 AND COMPARATIVE INFORMATION (UNAUDITED)

CONTENT

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2022 AND COMPARATIVE INFORMATION (UNAUDITED)

GLOSSARY OF TERMS

Term	Definition
ADR	American Depositary Receipt
ADS	American Depositary Share
AESA	Subsidiary A-Evangelista S.A.
AFIP	Argentine Tax Authority (Administración Federal de Ingresos Públicos)
ANSES	National Administration of Social Security (Administración Nacional de la Seguridad Social)
ASC	Accounting Standards Codification
Associate	Company over which YPF has significant influence as provided for in IAS 28
BCRA	Central Bank of the Argentine Republic (Banco Central de la República Argentina)
BNA	Argentine Nation Bank (Banco de la Nación Argentina)
BO	Official Gazette of the Argentine Republic (Boletín Oficial de la República Argentina)
BONAR	Argentine Treasury Bonds (Bonos de la Nación Argentina)
CAMMESA	Compañía Administradora del Mercado Mayorista Eléctrico S.A.
CDS	Associate Central Dock Sud S.A.
CFO	Chief Financial Officer
CGU	Cash-Generating Units
CNDC	Argentine Antitrust Authority (Comisión Nacional de Defensa de la Competencia)
CNV	Argentine Securities Commission (Comisión Nacional de Valores)
CPI	Consumer Price Index
CSJN	Argentine Supreme Court of Justice (Corte Suprema de Justicia de la Nación Argentina)
CT Barragán	Joint Venture CT Barragán S.A.
Dollar	United States Dollar
Eleran	Subsidiary Eleran Inversiones 2011 S.A.U.
ENARGAS	Argentine Gas Regulator (Ente Nacional Regulador del Gas)
FACPCE	Argentine Federation of Professional Councils in Economic Sciences (Federación Argentina de Consejos Profesionales de Ciencias Económicas)
FASB	Financial Accounting Standards Board
FOB	Free on board
Group	YPF and its subsidiaries
GPA	Associate Gasoducto del Pacífico (Argentina) S.A.
IAS	International Accounting Standard
IASB	International Accounting Standards Board
IDS	Associate Inversora Dock Sud S.A.
IEASA (formerly ENARSA)	Integración Energética Argentina S.A. (formerly Energía Argentina S.A.)
IFRIC	International Financial Reporting Interpretations Committee
IFRS	International Financial Reporting Standard
IIBB	Turnover tax (Impuesto a los ingresos brutos)
INDEC	National Institute of Statistics and Census (Instituto Nacional de Estadística y Censos)
IWPI	Internal Wholesale Price Index
Joint venture	Company jointly owned by YPF as provided for in IFRS 11
JO	Joint operation
LGS	Argentine General Corporations Law (Ley General de Sociedades de la República Argentina) No. 19,550 (T.O. 1984), as amended
LNG	Liquified natural gas
LPG	Liquefied Petroleum Gas
MEGA	Joint Venture Company Mega S.A.
Metroenergía	Subsidiary Metroenergía S.A.
Metrogas	Subsidiary Metrogas S.A.
MINEM	Former Ministry of Energy and Mining (Ministerio de Energía y Minería)
MBtu	Million British thermal units
NO	Negotiable Obligations
Oiltanking	Associate Oiltanking Ebytem S.A.
Oldelval	Associate Oleoductos del Valle S.A.
OLCLP	Joint Venture Oleoducto Loma Campana – Lago Pellegrini S.A.
OPESSA	Subsidiary Operadora de Estaciones de Servicios S.A.
OTA	Associate OleoductoTrasandino (Argentina) S.A.
OTC	Associate OleoductoTrasandino (Chile) S.A.
PEN	National Executive Power (Poder Ejecutivo Nacional)
Peso	Argentine Peso
PIST	Transportation system entry point (Punto de ingreso al sistema de transporte)
Profertil	Joint Venture Profertil S.A.
Refinor	Joint Venture Refinería del Norte S.A.
ROD	Record of decision
RTI	Integral Tariff Review (Revisión Tarifaria Integral)
RTT	Transitional Tariff Regime (Régimen Tarifario de Transición)
SE	Secretariat of Energy (Secretaría de Energía)
SEC	U.S. Securities and Exchange Commission
SEE	Secretariat of Electric Energy (Secretaría de Energía Eléctrica)
SGE	Government Secretariat of Energy (Secretaría de Gobierno de Energía)
SRH	Hydrocarbon Resources Secretariat (Secretaría de Recursos Hidrocarburíferos)
SSHyC	Under-Secretariat of Hydrocarbons and Fuels (Subsecretaría de Hidrocarburos y Combustibles)
Subsidiary	Company controlled by YPF in accordance with the provisions of IFRS 10.
Termap	Associate Terminales Marítimas Patagónicas S.A.
TFN	National Fiscal Tribunal (Tribunal Fiscal de la Nación)
UNG	Unaccounted Natural Gas
US$	United States Dollar
US$/Bbl	Dollar per barrel
VAT	Value Added Tax
Y-GEN I	Joint venture Y-GEN Eléctrica S.A.U.
Y-GEN II	Joint venture Y-GEN Eléctrica II S.A.U.
YPF Brasil	Subsidiary YPF Brasil Comercio Derivado de Petróleo Ltda.
YPF Chile	Subsidiary YPF Chile S.A.
YPF EE	Joint venture YPF Energía Eléctrica S.A.
YPF Gas	Associate YPF Gas S.A.
YPF Holdings	Subsidiary YPF Holdings, Inc.
YPF International	Subsidiary YPF International S.A.
YPF or the Company	YPF S.A.
YPF Perú	Subsidiary YPF E&P Perú S.A.C.
YPF Ventures	Subsidiary YPF Ventures S.A.U.
YTEC	Subsidiary YPF Tecnología S.A.
WEM	Wholesale Electricity Market

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2022 AND COMPARATIVE INFORMATION (UNAUDITED)

LEGAL INFORMATION

Legal address

Macacha Güemes 515 - Ciudad Autónoma de Buenos Aires, Argentina.

Fiscal year number 46

Beginning on January 1, 2022.

Principal business of the Company

The Company’s purpose shall be to perform, on its own, through third parties or in association with third parties, the study, exploration, development and production of oil, natural gas and other minerals and refining, marketing and distribution of oil and petroleum products and direct and indirect petroleum derivatives, including petrochemicals, chemicals, including those derived from hydrocarbons, and non-fossil fuels, biofuels and their components, as well as production of electric power from hydrocarbons, through which it may manufacture, use, purchase, sell, exchange, import or export them. It shall also be the Company’s purpose to render, directly, through a subsidiary or in association with third parties, telecommunications services in all forms and modalities authorized by the legislation in force after applying for the relevant licenses as required by the regulatory framework, as well as the production, industrialization, processing, commercialization, conditioning, transportation and stockpiling of grains and products derived from grains, as well as any other activity complementary to its industrial and commercial business or any activity which may be necessary to attain its objective. In order to fulfill these objectives, the Company may set up, become associated with or have an interest in any public or private entity domiciled in Argentina or abroad, within the limits set forth in the Bylaws.

Filing with the Public Registry

Bylaws filed on February 5, 1991 under No. 404, Book 108, Volume A, Sociedades Anónimas, with the Public Registry of Buenos Aires City, in charge of the Argentine Registrar of Companies (Inspección General de Justicia); and Bylaws in substitution of previous Bylaws, filed on June 15, 1993, under No. 5,109, Book 113, Volume A, Sociedades Anónimas, with the above mentioned Registry.

Duration of the Company

Through June 15, 2093.

Last amendment to the Bylaws

April 30, 2021 registered with the Argentine Registrar of Companies (Inspección General de Justicia) on August 5, 2021 under No. 12,049, Book 103 of Corporations.

Capital structure

393,312,793 shares of common stock, $10 par value and 1 vote per share.

Subscribed, paid-in and authorized for stock exchange listing (in Pesos)

3,933,127,930

PABLO GERARDO GONZÁLEZ

President

English translation of the financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS OF MARCH 31, 2022 AND DECEMBER 31, 2021 (UNAUDITED) (Amounts expressed in millions of Pesos)

	Notes	March 31, 2022	December 31, 2021
ASSETS
Non-current assets
Intangible assets	8	46,181	43,014
Property, plant and equipment	9	1,787,255	1,642,259
Right-of-use assets	10	54,984	53,260
Investments in associates and joint ventures	11	183,092	156,925
Deferred income tax assets, net	18	1,625	1,921
Other receivables	13	5,995	19,549
Trade receivables	14	4,706	4,363
Investment in financial assets	15	3,865	2,534

Total non-current assets		2,087,703	1,923,825

Current assets
Assets held for disposal		111	103
Inventories	12	167,500	153,927
Contract assets	25	1,765	1,360
Other receivables	13	56,195	63,259
Trade receivables	14	154,630	133,904
Investment in financial assets	15	59,182	51,012
Cash and cash equivalents	16	88,210	62,678

Total current assets		527,593	466,243

TOTAL ASSETS		2,615,296	2,390,068

SHAREHOLDERS’ EQUITY
Shareholders’ contributions		10,555	10,504
Reserves, other comprehensive income and retained earnings		930,636	829,388

Shareholders’ equity attributable to shareholders of the parent company		941,191	839,892

Non-controlling interest		9,344	8,226

TOTAL SHAREHOLDERS’ EQUITY		950,535	848,118

LIABILITIES
Non-current liabilities
Provisions	17	277,382	258,478
Deferred income tax liabilities, net	18	184,670	185,179
Income tax liability	18	5,398	3,026
Taxes payable	19	203	201
Salaries and social security	20	2,299	3,262
Lease liabilities	21	26,708	28,335
Loans	22	745,187	670,535
Other liabilities	23	934	968
Accounts payable	24	923	888

Total non-current liabilities		1,243,704	1,150,872

Current liabilities
Provisions	17	19,263	19,297
Contract liabilities	25	31,237	13,329
Income tax liability	18	12,189	1,336
Taxes payable	19	34,653	14,671
Salaries and social security	20	21,972	23,459
Lease liabilities	21	30,960	27,287
Loans	22	57,952	86,680
Other liabilities	23	1,753	3,468
Accounts payable	24	211,078	201,551

Total current liabilities		421,057	391,078

TOTAL LIABILITIES		1,664,761	1,541,950

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		2,615,296	2,390,068

Accompanying notes are an integral part of these condensed interim consolidated financial statements.

PABLO GERARDO GONZÁLEZ

President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2022 AND 2021 (UNAUDITED)

(Amounts expressed in millions of Pesos, except per share information, expressed in Pesos)

		For the three-month period ended March 31,
	Notes	2022	2021
Net income
Revenues	25	388,169	234,890
Costs	26	(303,142)	(198,531)

Gross profit		85,027	36,359

Selling expenses	27	(27,224)	(19,945)
Administrative expenses	27	(14,774)	(9,125)
Exploration expenses	27	(1,123)	(159)
Other net operating results	28	(1,457)	(276)

Operating profit		40,449	6,854

Income from equity interests in associates and joint ventures	11	12,229	5,116

Financial income	29	32,110	22,347
Financial loss	29	(43,037)	(32,323)
Other financial results	29	6,332	5,685

Net financial results	29	(4,595)	(4,291)

Net profit before income tax		48,083	7,679

Income tax	18	(21,666)	(9,926)

Net profit / (loss) for the period		26,417	(2,247)

Other comprehensive income

Items that may be reclassified subsequently to profit or loss:
Translation differences from subsidiaries, associates and joint ventures		(3,835)	(3,165)
Result from net monetary position in subsidiaries, associates and joint ventures (1)		8,378	4,703
Items that may not be reclassified subsequently to profit or loss:
Translation differences from YPF		71,406	64,120

Other comprehensive income for the period		75,949	65,658

Total comprehensive income for the period		102,366	63,411

Net profit / (loss) for the period attributable to:
Shareholders of the parent company		26,603	(2,066)
Non-controlling interest		(186)	(181)
Other comprehensive income for the period attributable to:
Shareholders of the parent company		74,645	64,870
Non-controlling interest		1,304	788
Total comprehensive income for the period attributable to:
Shareholders of the parent company		101,248	62,804
Non-controlling interest		1,118	607
Earnings per share attributable to shareholders of the parent company:
Basic and diluted	32	67.69	(5.26)

(1)	Result associated to subsidiaries, associates and joint ventures with the Peso as functional currency. See accounting policy in Note 2.b.1) to the annual consolidated financial statements.

Accompanying notes are an integral part of these condensed interim consolidated financial statements.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2022 AND 2021 (UNAUDITED)

(Amounts expressed in millions of Pesos)

	For the three-month period ended March 31, 2022
	Shareholders’ contributions
	Subscribed capital	Adjustment to contributions	Treasury shares	Adjustment to treasury shares	Share-based benefit plans		Acquisition cost of treasury shares	Share trading premium	Issuance premiums	Total
Balance at the beginning of the fiscal year	3,931	6,095	2	6	372		(493)	(49)	640	10,504
Accrual of share-based benefit plans (3)	-	-	-	-	53		-	-	-	53
Settlement of share-based benefit plans (2)	-	-	-	-	(9)		1	6	-	(2)
Other comprehensive income	-	-	-	-	-		-	-	-	-
Net profit / (loss)	-	-	-	-	-		-	-	-	-

Balance at the end of the period	3,931	6,095	2	6	416		(492)	(43)	640	10,555

	Reserves							Equity attributable to
	Legal	Future dividends	Investments	Purchase of treasury shares	Other comprehensive income		Retained earnings	Shareholders of the parent company	Non- controlling interest	Total shareholders’ equity
Balance at the beginning of the fiscal year	2,007	-	-	-	883,589		(56,208)	839,892	8,226	848,118
Accrual of share-based benefit plans (3)	-	-	-	-	-		-	53	-	53
Settlement of share-based benefit plans (2)	-	-	-	-	-		-	(2)	-	(2)
Other comprehensive income	-	-	-	-	74,645		-	74,645	1,304	75,949
Net profit / (loss)	-	-	-	-	-		26,603	26,603	(186)	26,417

Balance at the end of the period	2,007	-	-	-	958,234	(1)	(29,605)	941,191	9,344	950,535

(1)

Includes 958,327 corresponding to the effect of the translation of the financial statements of YPF and, (50,069) corresponding to the effect of the translation of the financial statements of investments in subsidiaries, associates and joint ventures with functional currencies other than the U.S. dollar and 49,976 corresponding to the recognition of the result for the net monetary position of subsidiaries, associates and joint ventures with the Peso as functional currency, as detailed in Note 2.b.1) to the annual consolidated financial statements.

(2)	Net of employees’ income tax withholdings related to the share-based benefit plans.
(3)	See Note 38.

PABLO GERARDO GONZÁLEZ

President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2022 AND 2021 (UNAUDITED) (cont.)

(Amounts expressed in millions of Pesos)

	For the three-month period ended March 31, 2021
	Shareholders’ contributions
	Subscribed capital	Adjustment to contributions	Treasury shares	Adjustment to treasury shares	Share-based benefit plans		Acquisition cost of treasury shares	Share trading premium	Issuance premiums	Total
Balance at the beginning of the fiscal year	3,926	6,088	7	13	(144)		502	(647)	640	10,385
Accrual of share-based benefit plans (3)	-	-	-	-	119		-	-	-	119
Settlement of share-based benefit plans (2)	-	-	-	-	(27)		(4)	(6)	-	(37)
Other comprehensive income	-	-	-	-	-		-	-	-	-
Net loss	-	-	-	-	-		-	-	-	-

Balance at the end of the period	3,926	6,088	7	13	(52)		498	(653)	640	10,467

	Reserves							Equity attributable to
	Legal	Future dividends	Investments	Purchase of treasury shares	Other comprehensive income		Retained earnings	Shareholders of the parent company	Non- controlling interest	Total shareholders’ equity
Balance at the beginning of the fiscal year	2,007	3,700	8,934	550	721,303		(69,649)	677,230	6,165	683,395
Accrual of share-based benefit plans (3)	-	-	-	-	-		-	119	-	119
Settlement of share-based benefit plans (2)	-	-	-	-	-		-	(37)	-	(37)
Other comprehensive income	-	-	-	-	64,870		-	64,870	788	65,658
Net loss	-	-	-	-	-		(2,066)	(2,066)	(181)	(2,247)

Balance at the end of the period	2,007	3,700	8,934	550	786,173	(1)	(71,715)	740,116	6,772	746,888

(1)

Includes 797,612 corresponding to the effect of the translation of the financial statements of YPF and, (41,857) corresponding to the effect of the translation of the financial statements of investments in subsidiaries, associates and joint ventures with functional currencies other than the U.S. dollar and 30,418 corresponding to the recognition of the result for the net monetary position of subsidiaries, associates and joint ventures with the Peso as functional currency, as detailed in Note 2.b.1) to the annual consolidated financial statements.

(2)	Net of employees’ income tax withholdings related to the share-based benefit plans.
(3)	See Note 38.

Accompanying notes are an integral part of these condensed interim consolidated financial statements.

PABLO GERARDO GONZÁLEZ

President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2022 AND 2021 (UNAUDITED) (Amounts expressed in millions of Pesos)

	For the three-month period ended March 31,
	2022	2021
Cash flows from operating activities
Net loss	26,417	(2,247)
Adjustments to reconcile net loss to cash flows provided by operating activities:
Income from equity interests in associates and joint ventures	(12,229)	(5,116)
Depreciation of property, plant and equipment	62,809	60,875
Depreciation of right-of-use assets	5,391	4,214
Amortization of intangible assets	1,182	1,042
Retirement of property, plant and equipment and intangible assets and consumption of materials	9,103	7,369
Charge on income tax	21,666	9,926
Net increase in provisions	7,653	5,723
Exchange differences, interest and other	765	3,814
Share-based benefit plans	53	119
Result from debt exchange	-	(1,855)
Changes in assets and liabilities:
Trade receivables	(12,073)	1,816
Other receivables	16,647	(8,263)
Inventories	(285)	(2,247)
Accounts payable	(1,942)	16,880
Taxes payables	18,936	8,067
Salaries and social security	(3,554)	(2,449)
Other liabilities	(2,024)	(2,377)
Decrease in provisions included in liabilities due to payment/use	(3,210)	(1,821)
Contract assets	(416)	480
Contract liabilities	17,882	(611)
Dividends received	-	28
Proceeds from collection of profit loss insurance	116	12
Income tax payments	(256)	(129)

Net cash flows from operating activities (1) (2)	152,631	93,250

Investing activities: (3)
Acquisition of property, plant and equipment and intangible assets	(83,629)	(43,640)
Proceeds from sales of financial assets	3,473	9,256
Payments from purchases of financial assets	(9,409)	(13,094)
Interests received from financial assets	89	1,172
Proceeds from sales of assets	177	-

Net cash flows used in investing activities	(89,299)	(46,306)

Financing activities: (3)
Payments of loans	(49,729)	(47,468)
Payments of interests	(18,474)	(17,663)
Proceeds from loans	37,918	25,713
Payments of leases	(9,075)	(6,783)
Payments of interests in relation to income tax	(47)	(7)

Net cash flows used in financing activities	(39,407)	(46,208)

Translation differences on cash and cash equivalents	1,607	922

Net Increase in cash and cash equivalents	25,532	1,658

Cash and cash equivalents at the beginning of the fiscal year	62,678	54,618
Cash and cash equivalents at the end of the period	88,210	56,276

Net Increase in cash and cash equivalents	25,532	1,658

(1)	Does not include exchange differences generated by cash and cash equivalents, which are disclosed separately in this statement.
(2)

Includes 5,648 and 3,627 for the three-month period ended March 31, 2022 and 2021, respectively, for payment of short-term leases and of the variable charge of leases related to the underlying asset use or performance.

(3)	The main investing and financing transactions that have not affected cash and cash equivalents correspond to:

	For the three-month period ended March 31,
	2022	2021
Unpaid acquisitions of property, plant and equipment	30,542	16,674
Additions of right-of-use assets	4,602	7,020
Capitalization of depreciation of right-of-use assets	1,567	873
Capitalization of financial accretion for lease liabilities	532	293

Accompanying notes are an integral part of these condensed interim consolidated financial statements.

PABLO GERARDO GONZÁLEZ

President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2022 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

1.  GENERAL INFORMATION, STRUCTURE AND ORGANIZATION OF THE BUSINESS OF THE GROUP

General information

YPF S.A. (“YPF” or the “Company”) is a stock corporation (sociedad anónima) incorporated under the laws of the Argentine Republic, with a registered office at Macacha Güemes 515, in the City of Buenos Aires.

YPF and its subsidiaries (the “Group”) form the leading energy group in Argentina, which operates a fully integrated oil and gas chain with leading market positions across the domestic Upstream, Downstream and Gas and Power segments.

Structure and organization of the economic Group

The following chart shows the organizational structure, including the main companies of the Group, as of March 31, 2022:

(1)	Held directly and indirectly.
(2)	See Note 3 to the annual consolidated financial statements.
(3)	See Note 35.c.3) to the annual consolidated financial statements.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2022 AND COMPARATIVE INFORMATION (UNAUDITED)

1.  GENERAL INFORMATION, STRUCTURE AND ORGANIZATION OF THE BUSINESS OF THE GROUP (cont.)

Organization of the business

As of March 31, 2022, the Group carries out its operations in accordance with the following structure:

-	Upstream;

-	Gas and Power;

-	Downstream;

-	Central administration and others, which covers the remaining activities not included in the previous categories.

Activities covered by each business segment are detailed in Note 6.

Almost all operations, properties and clients are located in Argentina. However, the Group also holds participating interests in exploratory areas in Bolivia and sells lubricants and derivatives in Brazil and Chile.

2.  BASIS OF PREPARATION OF THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

2.a) Basis of preparation

The condensed interim consolidated financial statements of YPF for the three-month period ended March 31, 2022 are presented in accordance with IAS No. 34 “Interim Financial Reporting”. These condensed interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements of the Group as of December 31, 2021 (the “annual consolidated financial statements”) presented in accordance with IFRS as issued by the IASB.

Moreover, some additional information required by the LGS 19,550 and/or CNV’s regulations have been included.

These condensed interim consolidated financial statements were approved by the Board of Directors’ meeting and authorized to be issued on May 11, 2022.

These condensed interim consolidated financial statements corresponding to the three-month period ended March 31, 2022 are unaudited. The Company´s Management believes they have included all necessary adjustments to reasonably present the results of each period on a basis consistent with the audited annual consolidated financial statements. Net Profit for the three-month period ended March 31, 2022 does not necessarily reflect the proportion of the Group’s full-year Net Profit.

2.b) Significant Accounting Policies

The significant accounting policies are described in Note 2.b) to the annual consolidated financial statements.

The accounting policies adopted in the preparation of these condensed interim consolidated financial statements are consistent with those used in the preparation of the annual consolidated financial statements, except for the valuation policy for income tax detailed in Note 18.

Functional and presentation currency

As mentioned in Note 2.b.1) to the annual consolidated financial statements, YPF has defined the dollar as its functional currency. Additionally, according to CNV Resolution No. 562, YPF must present its financial statements in pesos.

Effects of the translation of investments in subsidiaries, associates and joint ventures with a functional currency corresponding to a hyperinflationary economy

The results and financial position of subsidiaries with the Peso as functional currency were translated into dollars by the following procedures: all amounts (i.e., assets, liabilities, stockholders’ equity items, expenditures and revenues) were translated at the exchange rate effective at the closing date of the financial statements, except for comparative amounts, which were presented as current amounts in the financial statements of the previous fiscal year (i.e., these amounts were not adjusted to reflect subsequent variations in price levels or exchange rates). Thus, the effect of the restatement of comparative amounts was recognized in Other comprehensive income.

These criteria were also implemented by the Group for its investments in associates and joint ventures.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2022 AND COMPARATIVE INFORMATION (UNAUDITED)

2.  BASIS OF PREPARATION OF THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (cont.)

Adoption of new standards and interpretations effective as of January 1, 2022

The Group has adopted all new and revised standards and interpretations, issued by the IASB, relevant to its operations which are of mandatory and effective application as of March 31, 2022, as specified in Note 2.b.26) to the annual consolidated financial statements.

2.c) Accounting Estimates and Judgments

The preparation of financial statements at a certain date requires Management to make estimates and assessments affecting the amount of assets and liabilities recorded, contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual future results might differ from the estimates and assessments made as of the date of preparation of these condensed interim consolidated financial statements.

In preparing these condensed interim consolidated financial statements, significant estimates and judgments were made by Management in applying the Group’s accounting policies and the main sources of uncertainty were consistent with those applied by the Group in the preparation of the annual consolidated financial statements, which are disclosed in Notes 2.b) and 2.c) to the annual consolidated financial statements.

Going concern

The Management of the Company considers it appropriate to adopt the going concern basis of accounting for the presentation and valuation of these consolidated financial statements.

2.d) Comparative information

Amounts and other information corresponding to the year ended December 31, 2021 and to the three-month period ended March 31, 2021 are an integral part of these condensed interim consolidated financial statements and are intended to be read only in relation to these financial statements.

3.  SEASONALITY OF OPERATIONS

Historically, the Group’s results have been subject to seasonal fluctuations throughout the year, particularly as a result of the increase in natural gas sales during the winter driven by the increased demand in the residential segment. Therefore, the Group is subject to seasonal fluctuations in its sales volumes and sales prices, with higher natural gas sales in winter at a higher price.

4.  ACQUISITIONS AND DISPOSITIONS

During the three-month period ended March 31, 2022, there were no significant acquisitions and dispositions.

5.  FINANCIAL RISK MANAGEMENT

The Group’s activities expose it to a variety of financial risks: Market risk (including foreign currency risk, interest rate risk, and price risks), credit risk and liquidity risk. Within the Group, risk management functions are conducted in relation to financial risks associated to financial instruments to which the Group is exposed during a certain period or as of a specific date.

During the three-month period ended March 31, 2022, there were no significant changes in the administration or risk management policies implemented by the Group as described in Note 4 to the annual consolidated financial statements.

•	Liquidity risk management

Most of the Group’s loans contain market-standard covenants for contracts of this nature, which include financial covenants in respect of the Group’s leverage ratio and debt service coverage ratio, and events of defaults triggered by materially adverse judgements, among others (see Notes 16, 32 and 33 to the annual consolidated financial statements).

The Group monitors compliance with covenants on a quaterly basis. As of March 31, 2022, the Group is in compliace with its covenants.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2022 AND COMPARATIVE INFORMATION (UNAUDITED) 5. FINANCIAL RISK MANAGEMENT (cont.)

Additionally, it should be noted that, under the terms and conditions of the loans that our subsidiary Metrogas has taken, the debt and interest service coverage ratio would not have been complied with, which could have accelerated the maturities of these financial liabilities. However, the financial creditors formally accepted to waive Metrogas from complying with the contractual obligation related to such financial ratios, as of March 31, 2022.

6.  SEGMENT INFORMATION

The different segments in which the Group is organized take into consideration the different activities from which the Group obtains income and incurs expenses. The aforementioned organizational structure is based on the way in which the highest authority analyzes the main financial and operating magnitudes for making decisions about resource allocation and performance assessment also considering the Group’s business strategy.

•	Upstream

The Upstream segment carries out all activities relating to the exploration, development and production of oil and natural gas.

Revenue is generated from: (i) the sale of produced crude oil to the Downstream segment and, marginally, from its sale to third parties; (ii) the sale of produced gas to the Gas and Power segment.

•	Gas and Power

The Gas and Power segment generates revenue from the development of activities relating to: (i) the natural gas transportation to third parties and the Downstream segment, and its commercialization (ii) the commercial and technical operation of the LNG regasification terminals in Escobar and Bahía Blanca, by hiring regasification vessels, and (iii) the separation and distribution of natural gas and the generation of electric power through its investments in associates and joint ventures.

On January 1, 2022, certain assets related to gas transportation, conditioning and processing for the separation of gasoline, propane and butane, which were previously managed by the Upstream segment, were grouped into the new CGU Midstream Gas within the Gas and Power segment. Because it is a new gas liquid management model that did not exist in previous years, no retroactive effect has been given to business segment information. In addtion, the assets transferred and operating results are not significant.

In addition to the proceeds derived from the sale of natural gas to third parties and the intersegment, which is then recognized as a “purchase” to the Upstream segment, and including stimulus plans for natural gas production in force (see Note 35.d) to the annual consolidated financial statements), Gas and Power segment accrues a fee in its favor with the Upstream segment to carry out such commercialization.

•	Downstream

The Downstream segment develops activities relating to: (i) crude oil refining and petrochemical production, (ii) commercialization of refined and petrochemical products obtained from such processes, (iii) logistics related to the transportation of crude oil to refineries and the transportation and distribution of refined and petrochemical products to be marketed in the different sales channels.

It obtains its income from the marketing mentioned in item (ii) above, which is developed through the Retail, Industry, Agro, LPG, Chemicals, International Commerce and Transportation, Lubricants and Specialties, and Sales to Companies businesses.

It incurs in all expenses relating to the aforementioned activities, including the purchase of crude oil from the Upstream segment and third parties and the natural gas to be consumed in the refinery and petrochemical industrial complexes from the Gas and Power segment.

•	Central Administration and Others

It covers other activities, not falling into the aforementioned categories, nor do they constitute reportable business segments, mainly including corporate administrative expenses and assets and construction activities.

Sales between business segments were made at internal transfer prices established by the Group, which generally seek to approximate market prices. Operating profit and assets for each segment have been determined after consolidation adjustments.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2022 AND COMPARATIVE INFORMATION (UNAUDITED)

6.  SEGMENT INFORMATION (cont.)

	Upstream		Gas and Power	Downstream	Central Administration and Others	Consolidation Adjustments (1)	Total
For the three-month period ended March 31, 2022
Revenues from sales	785		48,025	333,416	9,311	(3,368)	388,169
Revenues from intersegment sales	163,139		9,282	1,838	16,278	(190,537)	-

Revenues	163,924		57,307	335,254	25,589	(193,905)	388,169

Operating profit / (loss)	23,299		301	33,001	(6,364)	(9,788)	40,449
Income from equity interests in associates and joint ventures	-		7,691	4,538	-	-	12,229
Depreciation of property, plant and equipment	47,383	(2)	1,467	11,833	2,126	-	62,809
Acquisition of property, plant and equipment	64,523		737	11,186	3,190	-	79,636
Assets	1,144,908		296,514	970,225	228,241	(24,592)	2,615,296

For the three-month period ended March 31, 2021
Revenues from sales	1,998		30,293	199,915	4,901	(2,217)	234,890
Revenues from intersegment sales	108,367		2,673	1,429	8,091	(120,560)	-

Revenues	110,365		32,966	201,344	12,992	(122,777)	234,890

Operating profit / (loss)	1,632		(2,827)	17,601	(3,703)	(5,849)	6,854
Income from equity interests in associates and joint ventures	-		3,861	1,255	-	-	5,116
Depreciation of property, plant and equipment	48,702	(2)	584	9,815	1,774	-	60,875
Acquisition of property, plant and equipment	37,589		360	4,544	622	-	43,115

As of December 31, 2021
Assets	1,075,503		266,056	879,985	182,180	(13,656)	2,390,068

(1)	Corresponds to the elimination among segments of the Group.
(2)	Includes depreciation of charges for impairment of property, plant and equipment.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2022 AND COMPARATIVE INFORMATION (UNAUDITED)

7.  FINANCIAL INSTRUMENTS BY CATEGORY

Fair value measurements

Fair value measurements are described in Note 6 to the annual consolidated financial statements.

The tables below show the Group’s financial assets measured at fair value as of March 31, 2022 and December 31, 2021, and their allocation to their fair value levels:

	As of March 31, 2022
Financial Assets	Level 1	Level 2	Level 3	Total
Investments in financial assets: (1)
- Public securities	10,272	-	-	10,272

	10,272	-	-	10,272

Cash and cash equivalents:
- Mutual funds	41,541	-	-	41,541

	41,541	-	-	41,541

	51,813	-	-	51,813

	As of December 31, 2021
Financial Assets	Level 1	Level 2	Level 3	Total
Investments in financial assets: (1)
- Public securities	10,032	-	-	10,032

	10,032	-	-	10,032

Cash and cash equivalents:
- Mutual funds	30,189	-	-	30,189

	30,189	-	-	30,189

	40,221	-	-	40,221

(1)	See Note 15.

The Group has no financial liabilities measured at fair value with change in results.

Fair value estimates

For the three-month period ended March 31, 2022, changes in business or economic circumstances did not significantly affect the fair value of the Group’s financial assets and liabilities, whether measured at fair value or amortized cost.

During the three-month period ended March 31, 2022, there were no transfers between the different hierarchies used to determine the fair value of the Group’s financial instruments.

Fair value of financial assets and financial liabilities measured at amortized cost

The estimated fair value of loans, considering unadjusted listed prices (Level 1) for NO and interest rates offered to the Group (Level 3) for the other financial loans remaining, amounted to 666,443 and 562,653 as of March 31, 2022 and December 31, 2021, respectively.

The fair value of other receivables, trade receivables, investment in financial assets, cash and cash equivalents, other liabilities and accounts payable at amortized cost, do not differ significantly from their book value.

8.	INTANGIBLE ASSETS

	March 31, 2022	December 31, 2021
Net book value of intangible assets	51,002	47,474
Provision for impairment of intangible assets	(4,821)	(4,460)

	46,181	43,014

English translation of the financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2022 AND COMPARATIVE INFORMATION (UNAUDITED)

8.	INTANGIBLE ASSETS (cont.)

The evolution of the Group’s intangible assets for the three-month period ended March 31, 2022 and the year ended December 31, 2021 is as follows:

	Service concessions	Exploration rights	Other intangibles	Total
Cost	74,197	13,436	35,330	122,963
Accumulated amortization	51,344	-	30,374	81,718

Balance as of December 31, 2020	22,853	13,436	4,956	41,245

Cost
Increases	2,380	34	694	3,108
Translation effect	16,547	2,739	7,495	26,781
Adjustment for inflation (1)	-	-	2,028	2,028
Decreases, reclassifications and other movements	-	(2,199)	158	(2,041)

Accumulated amortization
Increases	3,485	-	1,348	4,833
Translation effect	11,623	-	6,718	18,341
Adjustment for inflation (1)	-	-	473	473
Decreases, reclassifications and other movements	-	-	-	-

Cost	93,124	14,010	45,705	152,839
Accumulated amortization	66,452	-	38,913	105,365

Balance as of December 31, 2021	26,672	14,010	6,792	47,474

Cost
Increases	444	-	88	532
Translation effect	7,542	1,132	3,157	11,831
Adjustment for inflation (1)	-	-	1,076	1,076
Decreases, reclassifications and other movements	-	-	-	-

Accumulated amortization
Increases	759	-	423	1,182
Translation effect	5,400	-	2,975	8,375
Adjustment for inflation (1)	-	-	354	354
Decreases, reclassifications and other movements	-	-	-	-

Cost	101,110	15,142	50,026	166,278
Accumulated amortization	72,611	-	42,665	115,276

Balance as of March 31, 2022	28,499	15,142	7,361	51,002

(1)	Corresponds to adjustment for inflation of opening balances of intangible assets in subsidiaries with the Peso as functional currency which was charged to Other comprehensive income.

9.	PROPERTY, PLANT AND EQUIPMENT

	March 31, 2022	December 31, 2021
Net book value of property, plant and equipment	1,867,507	1,721,628
Provision for obsolescence of materials and equipment	(13,552)	(12,576)
Provision for impairment of property, plant and equipment	(66,700)	(66,793)

	1,787,255	1,642,259

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2022 AND COMPARATIVE INFORMATION (UNAUDITED)

9.	PROPERTY, PLANT AND EQUIPMENT (cont.)

Changes in Group’s property, plant and equipment for the three-month period ended March 31, 2022 and the year ended December 31, 2021 are as follows:

	Land and buildings	Mining property, wells and related equipment	Refinery equipment and petrochemical plants	Transportation equipment	Materials and equipment in warehouse	Drilling and work in progress	Exploratory drilling in progress	Furniture, fixtures and installations	Selling equipment	Infrastructure for natural gas distribution	Other property	Total
Cost	107,764	3,879,215	683,186	38,319	89,726	223,909	3,898	62,805	106,419	64,099	64,916	5,324,256
Accumulated depreciation	51,774	3,185,191	400,536	26,699	-	-	-	53,975	67,530	33,572	48,831	3,868,108

Balance as of December 31, 2020	55,990	694,024	282,650	11,620	89,726	223,909	3,898	8,830	38,889	30,527	16,085	1,456,148

Cost
Increases	522	3,896	4,548	589	61,152	186,030	2,092	91	-	-	1,068	259,988
Translation effect	21,309	867,307	153,012	7,842	16,918	46,760	702	13,923	24,027	-	11,391	1,163,191
Adjustment for inflation (1)	6,839	-	-	1,734	749	5,093	-	1,049	-	32,652	6,712	54,828
Decreases, reclassifications and other movements	1,533	150,411	13,746	1,813	(60,031)	(172,436)	(2,464)	4,848	5,026	5,360	4,539	(47,655)

Accumulated depreciation
Increases	2,526	234,245	33,888	2,163	-	-	-	5,206	6,331	1,931	2,670	288,960
Translation effect	10,021	722,567	91,187	5,487	-	-	-	11,898	15,415	-	8,731	865,306
Adjustment for inflation (1)	3,545	-	-	1,121	-	-	-	961	-	17,102	5,118	27,847
Decreases, reclassifications and other movements	(541)	(14,973)	(127)	(851)	-	-	-	18	(42)	(561)	(164)	(17,241)

Cost	137,967	4,900,829	854,492	50,297	108,514	289,356	4,228	82,716	135,472	102,111	88,626	6,754,608
Accumulated depreciation	67,325	4,127,030	525,484	34,619	-	-	-	72,058	89,234	52,044	65,186	5,032,980

Balance as of December 31, 2021	70,642	773,799	329,008	15,678	108,514	289,356	4,228	10,658	46,238	50,067	23,440	1,721,628

Cost
Increases	48	-	134	146	21,881	56,434	942	12	-	-	39	79,636
Translation effect	9,615	397,777	69,155	3,604	8,327	21,887	242	6,430	10,935	-	5,165	533,137
Adjustment for inflation (1)	3,188	-	-	877	349	1,084	-	522	-	16,409	3,884	26,313
Decreases, reclassifications and other movements	125	40,816	3,000	24	(16,643)	(35,908)	(2,176)	15	(162)	513	(2)	(10,398)

Accumulated depreciation
Increases	718	52,963	9,378	592	-	-	-	1,317	1,715	643	820	68,146
Translation effect	4,601	335,505	42,838	2,507	-	-	-	5,635	7,246	-	3,981	402,313
Adjustment for inflation (1)	1,676	-	-	584	-	-	-	463	-	8,363	2,559	13,645
Decreases, reclassifications and other movements	(44)	(406)	(55)	(63)	-	-	-	5	(743)	11	-	(1,295)

Cost	150,943	5,339,422	926,781	54,948	122,428	332,853	3,236	89,695	146,245	119,033	97,712	7,383,296
Accumulated depreciation	74,276	4,515,092	577,645	38,239	-	-	-	79,478	97,452	61,061	72,546	5,515,789

Balance as of March 31, 2022	76,667	824,330	349,136	16,709	122,428	332,853	3,236	10,217	48,793	57,972	25,166	1,867,507

(1)	Corresponds to adjustments for inflation of opening balances of property, plant and equipment of subsidiaries with the Peso as functional currency which was charged to Other comprehensive income.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2022 AND COMPARATIVE INFORMATION (UNAUDITED)

9.  PROPERTY, PLANT AND EQUIPMENT (cont.)

The Group capitalizes the financial cost of loans as part of the cost of the assets. For the three-month period ended March 31, 2022 and 2021, the rate of capitalization was 8.27% and 8.66%, respectively, and the amount capitalized amounted to 269 and 250, respectively, for the period mentioned above.

Set forth below is the evolution of the provision for obsolescence of materials and equipment for the three-month period ended March 31, 2022 and the year ended December 31, 2021:

Provision for obsolescence of materials and equipment
Balance as of December 31, 2020	11,267

Increases charged to profit or loss	593
Decreases charged to profit or loss	(1,676)
Applications due to utilization	(98)
Translation differences	2,485
Adjustment for inflation (1)	5

Balance as of December 31, 2021	12,576

Increases charged to profit or loss	66
Decreases charged to profit or loss	-
Applications due to utilization	(112)
Translation differences	1,009
Adjustment for inflation (1)	13

Balance as of March 31, 2022	13,552

(1)

Corresponds to adjustment for inflation of opening balances of the provision for obsolescence of materials and equipment in subsidiaries with the Peso as functional currency which was charged to Other comprehensive income.

Set forth below is the evolution of the provision for impairment of property, plant and equipment for the three-month period ended March 31, 2022 and the year ended December 31, 2021:

Provision for impairment of property, plant and equipment
Balance as of December 31, 2020	65,354

Increases charged to profit or loss (1)	9,776
Applications due to utilization	(36)
Depreciation (2)	(21,274)
Translation differences	12,820
Adjustment for inflation (3)	236
Transfers and other movements	(83)

Balance as of December 31, 2021	66,793

Increases charged to profit or loss	-
Applications due to utilization	-
Depreciation (2)	(5,337)
Translation differences	5,124
Adjustment for inflation (3)	120
Transfers and other movements	-

Balance as of March 31, 2022	66,700

(1)	See Note 2.c) to the annual consolidated financial statements.
(2)	Included in “Depreciation of property, plant and equipment” in Note 27.
(3)

Corresponds to adjustment for inflation of opening balances of the provision for impairment of property, plant and equipment in subsidiaries with the Peso as functional currency which was charged to Other comprehensive income.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2022 AND COMPARATIVE INFORMATION (UNAUDITED)

10. RIGHT-OF-USE ASSETS

The evolution of the Group’s right-of-use assets for the three-month period ended March 31, 2022 and the year ended December 31, 2021 are as follows:

	Land and buildings	Exploitation facilities and equipment	Machinery and equipment	Gas stations	Transportation equipment	Total
Cost	1,350	27,377	25,038	7,704	19,201	80,670
Accumulated depreciation	728	12,412	9,741	2,198	11,510	36,589

Balance as of December 31, 2020	622	14,965	15,297	5,506	7,691	44,081

Cost
Increases	1,734	3,843	2,702	1,098	18,368	27,745
Translation differences	295	6,101	5,509	1,391	4,414	17,710
Adjustment for inflation (1)	18	-	-	614	-	632
Decreases, reclassifications and other movements	-	(1,213)	(4,441)	(531)	(10,625)	(16,810)

Accumulated depreciation
Increases	208	7,720	6,400	1,089	7,949	23,366
Translation differences	172	3,288	2,611	425	2,514	9,010
Adjustment for inflation (1)	17	-	-	256	-	273
Decreases, reclassifications and other movements	-	(707)	(1,930)	(230)	(9,684)	(12,551)

Cost	3,397	36,108	28,808	10,276	31,358	109,947
Accumulated depreciation	1,125	22,713	16,822	3,738	12,289	56,687

Balance as of December 31, 2021	2,272	13,395	11,986	6,538	19,069	53,260

Cost
Increases	7	-	170	220	4,205	4,602
Translation differences	267	2,917	2,329	663	2,533	8,709
Adjustment for inflation (1)	11	-	-	324	-	335
Decreases, reclassifications and other movements	-	-	-	-	-	-

Accumulated depreciation
Increases	458	1,786	1,516	307	2,891	6,958
Translation differences	111	1,911	1,426	234	1,119	4,801
Adjustment for inflation (1)	11	-	-	152	-	163
Decreases, reclassifications and other movements	-	-	-	-	-	-

Cost	3,682	39,025	31,307	11,483	38,096	123,593
Accumulated depreciation	1,705	26,410	19,764	4,431	16,299	68,609

Balance as of March 31, 2022	1,977	12,615	11,543	7,052	21,797	54,984

(1)	Corresponds to adjustments for inflation of opening balances of right-of-use assets of subsidiaries with the Peso as functional currency which was charged to Other comprehensive income.

11. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

The following table shows the value of the investments in associates and joint ventures at an aggregate level, as of March 31, 2022 and December 31, 2021:

	March 31, 2022	December 31, 2021
Amount of investments in associates	18,018	16,450
Amount of investments in joint ventures	165,074	140,475

	183,092	156,925

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2022 AND COMPARATIVE INFORMATION (UNAUDITED)

11. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (cont.)

The main movements during the three-month period ended March 31, 2022 and the year ended December 31, 2021 which affected the value of the aforementioned investments, correspond to:

Investments in associates and joint ventures
Balance as of December 31, 2020	107,112

Income on investments in associates and joint ventures	26,977
Translation differences	24,801
Distributed dividends	(5,499)
Adjustment for inflation (1)	3,534

Balance as of December 31, 2021	156,925

Income on investments in associates and joint ventures	12,229
Translation differences	12,696
Distributed dividends	-
Adjustment for inflation (1)	1,242

Balance as of March 31, 2022	183,092

(1)	Corresponds to adjustment for inflation of opening balances of associates and joint ventures with the Peso as functional currency which was charged to Other comprehensive income.

The following table shows the principal amounts of the results of the investments in associates and joint ventures of the Group, calculated according to the equity method therein, for the three-month period ended March 31, 2022 and 2021. The Group has adjusted, if applicable, the values reported by these companies to adapt them to the accounting criteria used by the Group for the calculation of the equity method value in the aforementioned dates:

	Associates		Joint ventures
	For the three-month period ended March 31,		For the three-month period ended March 31,
	2022	2021	2022	2021
Net income	222	894	12,007	4,222
Other comprehensive income	1,304	864	12,634	9,327

Comprehensive income for the period	1,526	1,758	24,641	13,549

The Group does not have investments in subsidiaries with significant non-controlling interests. Likewise, the Group does not have investments in associates and joint ventures that are significant, with the exception of the investment in YPF EE.

The management information corresponding to YPF EE’s assets and liabilities as of March 31, 2022 and December 31, 2021, as well as the results for the three-month period ended March 31, 2022 and 2021, are detailed below:

	March 31, 2022 (1)	December 31, 2021 (1)
Non-current assets	197,880	183,767
Current assets	38,136	24,849

Total assets	236,016	208,616

Non-current liabilities	94,984	80,626
Current liabilities	34,296	33,211

Total liabilities	129,280	113,837

Total shareholders’ equity	106,736	94,779

	For the three-month period ended March 31,
	2022 (1)	2021 (1)
Revenues	12,306	8,717
Costs	(4,849)	(4,271)

Gross profit	7,457	4,446

Operating profit	6,852	4,540
Income from equity interests in associates and joint ventures	(143)	(63)
Net financial results	(1,509)	(1,582)

Net profit before income tax	5,200	2,895

Income tax	(1,503)	(1,262)

Net profit	3,697	1,633

(1)

On this information, accounting adjustments have been made for the calculation of equity interest and results of YPF EE. The equity and adjusted results do not differ significantly from the YPF EE financial information disclosed here.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2022 AND COMPARATIVE INFORMATION (UNAUDITED)

12. INVENTORIES

	March 31, 2022		December 31, 2021
Refined products	117,705		105,123
Crude oil and natural gas	38,091		37,521
Products in process	3,606		3,500
Raw materials, packaging materials and others	8,098		7,783

	167,500	(1)	153,927	(1)

(1)	As of March 31, 2022, and December 31, 2021, the cost of inventories does not exceed their net realizable value.

13. OTHER RECEIVABLES

	March 31, 2022		December 31, 2021
	Non-current	Current	Non-current	Current
Receivables from services and sales of other assets	1,954	2,646	2,091	1,950
Tax credit and export rebates	1,672	9,687	15,263	14,616
Loans to third parties and balances with related parties (1)	1,094	902	975	1,617
Collateral deposits	2	1,706	2	3,509
Prepaid expenses	983	9,455	933	9,000
Advances and loans to employees	90	582	71	411
Advances to suppliers and custom agents (2)	-	11,649	-	15,377
Receivables with partners in JO	1,122	16,280	1,059	14,542
Insurance receivables	-	38	-	148
Miscellaneous	759	3,360	707	2,154

	7,676	56,305	21,101	63,324
Provision for other doubtful receivables	(1,681)	(110)	(1,552)	(65)

	5,995	56,195	19,549	63,259

(1)	See Note 37 for information about related parties.
(2)	Includes, among others, advances to customs agents for the payment of taxes and import duties related to the imports of fuels and goods.

14. TRADE RECEIVABLES

	March 31, 2022		December 31, 2021
	Non-current	Current	Non-current	Current
Accounts receivable and related parties (1) (2)	14,494	165,198	14,151	144,336
Provision for doubtful trade receivables	(9,788)	(10,568)	(9,788)	(10,432)

	4,706	154,630	4,363	133,904

(1)	See Note 37 for information about related parties.
(2)	See Note 25 for information about credits for contracts included in trade receivables.

Set forth below is the evolution of the provision for doubtful trade receivables for the three-month period ended March 31, 2022 and for the fiscal year ended December 31, 2021:

	Provision for doubtful trade receivables
	Non-current		Current
Balance as of December 31, 2020	8,861	(2)	10,519

Increases charged to expenses	927		3,918
Decreases charged to income	-		(1,857)
Applications due to utilization	-		(2,424)
Net exchange and translation differences	-		674
Result from net monetary position (1)	-		(398)

Balance as of December 31, 2021	9,788	(2)	10,432

Increases charged to expenses	-		497
Decreases charged to income	-		(578)
Applications due to utilization	-		(40)
Net exchange and translation differences	-		280
Result from net monetary position (1)	-		(23)

Balance as of March 31, 2022	9,788	(2)	10,568

(1)

Includes adjustment for inflation of opening balances of the provision for doubtful trade receivables in subsidiaries with the Peso as functional currency which was charged to Other comprehensive income and the adjustment for inflation of the fiscal year, which was charged to results.

(2)

Includes 8,861 corresponding to credits with natural gas distributors for the accumulated daily differences pursuant to Decree No. 1053/2018. See Note 35.c.1) to the annual consolidated financial statements.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2022 AND COMPARATIVE INFORMATION (UNAUDITED)

15. INVESTMENT IN FINANCIAL ASSETS

	March 31, 2022		December 31, 2021
	Non-current	Current	Non-current	Current
Investments at amortized cost
Public securities (1)	3,531	41,594	2,225	34,116
Private securities - NO	334	903	309	836
Term deposits (2)	-	6,413	-	6,028

	3,865	48,910	2,534	40,980

Investments at fair value with changes in results
Public securities (1)	-	10,272	-	10,032

	-	10,272	-	10,032

	3,865	59,182	2,534	51,012

(1)	See Note 37.
(2)	Corresponds to term deposits with the BNA.

16. CASH AND CASH EQUIVALENTS

	March 31, 2022	December 31, 2021
Cash and banks	22,279	22,923
Short-term investments (1)	24,390	9,566
Financial assets at fair value with change in results(2)	41,541	30,189

	88,210	62,678

(1)	Includes term deposits and other invetsments with the BNA for 575 and 1,075 as of March 31, 2022 and December 31, 2021, respectively.
(2)	See Note 7.

17. PROVISIONS

Changes in the Group’s provisions for the three-month period ended March 31, 2022 and for the fiscal year ended December 31, 2021 are as follows:

	Provision for lawsuits and contingencies			Provision for environmental liabilities		Provision for hydrocarbon wells abandonment obligations		Total
	Non-current		Current	Non-current	Current	Non-current	Current	Non-current	Current
Balance as of December 31, 2020	50,369		1,934	5,531	2,618	130,588	1,581	186,488	6,133

Increases charged to expenses	40,607		199	10,876	-	14,955	-	66,438	199
Decreases charged to income	(4,278)		(3,574)	(12)	-	(9,632)	-	(13,922)	(3,574)
Applications due to utilization	(655)		(676)	-	(2,489)	-	(1,788)	(655)	(4,953)
Reclassifications and other movements	(4,283)		3,938	(6,888)	6,888	(6,567)	9,916	(17,738)	20,742
Net exchange and translation differences	7,758		383	295	6	29,859	361	37,912	750
Result from net monetary position (1)	(45)		-	-	-	-	-	(45)	-

Balance as of December 31, 2021	89,473		2,204	9,802	7,023	159,203	10,070	258,478	19,297

Increases charged to expenses	2,407		(1)	11	-	5,731	-	8,149	(1)
Decreases charged to income	(4,021)	(2)	-	(2)	-	-	-	(4,023)	-
Applications due to utilization	(106)		(1,288)	-	(982)	-	(682)	(106)	(2,952)
Reclassifications and other movements	(3,858)	(3)	1,241	(9)	9	(682)	682	(4,549)	1,932
Net exchange and translation differences	5,732		173	611	1	13,091	813	19,434	987
Result from net monetary position (1)	(1)		-	-	-	-	-	(1)	-

Balance as of March 31, 2022	89,626		2,329	10,413	6,051	177,343	10,883	277,382	19,263

(1)

Includes adjustment for inflation of opening balances of provisions in subsidiaries with the Peso as functional currency which was charged to Other comprehensive income and the adjustment for inflation of the period, which was charged to results.

(2)	Includes 3,358 corresponding to the recovery of liabilities for the regularization regimes associated with the dispute over the cost deduction for hydrocarbon well abandonment for periods 2014-2017.
(3)

Includes 2,374 reclassified as “Income tax liability” for the regularization regimes associated with the dispute relating to the tax deduction of hydrocarbon well abandonment costs for periods 2014-2017.

Provisions for lawsuits, claims and environmental liabilities are described in Note 16 to the annual consolidated financial statements. Updates for the three-month period ended March 31, 2022 are described below:

17.a) Provision for lawsuits and contingencies

17.a.1) Claims arising from restrictions in the natural gas market

•	Transportadora de Gas del Norte S.A. (“TGN”)

On March 7, 2022, the appeal filed by YPF for the correction and/or clarification of certain aspects in the judgment rendered by the Court of Appeal was favorably resolved. Additionally, on that date an extraordinary appeal was filed against the judgment rendered by the Court of Appeal, which was granted on April 5, 2022 in relation to the federal issue raised and was denied in relation to the arbitrariness of the judgment rendered by the Court of Appeal, and a complaint appeal was filed in relation to this last aspect on April 12, 2022.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2022 AND COMPARATIVE INFORMATION (UNAUDITED)

17. PROVISIONS (cont.)

17.a.2) Tax claims

•	Dispute over the cost deduction for hydrocarbon well abandonment

The Management of the Company, based on the opinion of its external advisors, and notwithstanding the technical merits for defending its position, evaluated the regularization plan provided for under Law No. 27,653, for the income tax and the compensations made in due course with the credit balances generated by said tax, and on March 30, 2022, adhered to the aforementioned plan for fiscal years 2014 to 2017 for 2,374, thus putting an end to the controversy corresponding to those periods.

18. INCOME TAX

According to IAS 34, income tax expense is recognized in each interim period based on the best estimate of the effective income tax rate expected at the end of the fiscal year. The amounts calculated for income tax expense for the three-month period ended March 31, 2022 may need to be adjusted in the subsequent period in case the projected effective tax rate estimate is modified based on new elements of judgment.

The calculation of the income tax expense accrued for the three-month period ended March 31, 2022 and 2021 is as follows:

	For the three-month period ended March 31,
	2022	2021
Current income tax	(26,473)	(357)
Deferred income tax	2,859	(9,569)

	(23,614)	(9,926)

Income tax - Well abandonment	1,948	-

	(21,666)	(9,926)

The reconciliation between the charge to net income for income tax for the three-month period ended March 31, 2022 and 2021 and the one that would result from applying the prevailing tax rate on net income before income tax arising from the condensed interim consolidated statements of comprehensive income for each period is as follows:

	For the three-month period ended March 31,
	2022		2021
Net income before income tax	48,083		7,679
Average tax rate	34.74%	(4)	30.00%

Average tax rate applied to net income before income tax	(16,705)		(2,304)
Effect of the valuation of property, plant and equipment and intangible assets, net	4,111		(1,477)
Effect of exchange differences and other results associated to the valuation of the currency, net (1)	(10,745)		(4,250)
Effect of the valuation of inventories	(4,976)		(1,675)
Income on investments in associates and joint ventures	4,280		1,535
Effect of tax rate change	-		(1,632)	(2)
Effect of the regularization regime for the dispute associated to cost deduction for hydrocarbon wells abandonment	1,948	(3)	-
Miscellaneous	421		(123)

Income tax	(21,666)		(9,926)

(1)	Includes the effect of tax inflation adjustments.
(2)	Corresponds to the remeasurement of deferred income tax at the estimated rate at the date of it reversal. See Notes 2.b.15) and 35.e.1) to the annual consolidated financial statements.
(3)	See Note 17.
(4)	Corresponds to the average projected tax rate of YPF and its subsidiaries in compliance with amendment to Law No. 27,630. See Note 35.e.1) to the annual consolidated financial statements.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2022 AND COMPARATIVE INFORMATION (UNAUDITED) 18.INCOME TAX (cont.)

Furthermore, breakdown of tax payable and deferred as of March 31, 2022 and December 31, 2021 is as follows:

	March 31, 2022				December 31, 2021
	Non-current		Current		Non-current		Current
Income tax payable	5,398	(2)	12,189	(1)	3,026	(2)	1,336	(1)

(1)

Includes 1,078 and 513 corresponding to the 12 installments of the regularization regimes associated with the dispute over the cost deduction for hydrocarbon well abandonment as of March 31, 2022 and December 31, 2021, respectively. See Note 16 to the annual consolidated financial statements and Note 17 to these condensed interim consolidated financial statements. Additionally, it includes the provision associated with the charge of current income tax net of unused tax credits and existing tax loss carryforwards.

(2)	Includes 5,382 and 3,009 corresponding to the remaining installments of the aforementioned regimes as of March 31, 2022 and December 31, 2021, respectively.

	March 31, 2022	December 31, 2021
Deferred tax assets
Provisions and other non-deductible liabilities	39,125	39,028
Tax losses carryforward	514	2,763
Miscellaneous	1,692	1,637

Total deferred tax assets	41,331	43,428

Deferred tax liabilities
Property, plant and equipment	(157,355)	(156,554)
Adjustment for tax inflation	(61,324)	(66,056)
Miscellaneous	(5,697)	(4,076)

Total deferred tax liabilities	(224,376)	(226,686)

Total Net deferred tax (1)	(183,045)	(183,258)

(1)

Includes (2,646) and (3,751) as of March 31, 2022 and December 31, 2021, respectively, corresponding to adjustment for inflation of the opening deferred liability of subsidiaries with the Peso as functional currency which was charged to Other comprehensive income.

The Group’s tax loss carry-forwards not recognized as of March 31, 2022 amounted to 2,445, maturing between 2021 and 2025.

As of March 31, 2022 and December 31, 2021 the Group has classified as deferred tax assets 1,625 and 1,921, respectively, and as deferred tax liability 184,670 and 185,179, respectively, all of which arise from the net deferred tax balances of each of the separate companies included in these condensed interim consolidated financial statements.

As of March 31, 2022 and December 31, 2021, the causes that generate charges to “Other comprehensive income”, did not create temporary differences for income tax.

19.	TAXES PAYABLE

	March 31, 2022		December 31, 2021
	Non-current	Current	Non-current	Current
VAT	-	10,644	-	2,002
Withholdings and perceptions	-	5,036	-	3,251
Royalties	-	7,874	-	6,304
Tax on Fuels	-	8,618	-	711
IIBB	-	673	-	322
Miscellaneous	203	1,808	201	2,081

	203	34,653	201	14,671

20.	SALARIES AND SOCIAL SECURITY

	March 31, 2022		December 31, 2021
	Non-current	Current	Non-current	Current
Salaries and social security	-	5,974	-	4,955
Bonuses and incentives provision	-	2,943	-	6,874
Vacation provision	-	8,356	-	7,196
Other employee benefits (1)	2,299	4,699	3,262	4,434

	2,299	21,972	3,262	23,459

(1)	Includes the voluntary retirement plan executed by the Group.

21.	LEASE LIABILITIES

	March 31, 2022		December 31, 2021
	Non-current	Current	Non-current	Current
Lease liabilities	26,708	30,960	28,335	27,287

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2022 AND COMPARATIVE INFORMATION (UNAUDITED)

21. LEASE LIABILITIES (cont.)

The evolution of the Group’s leases liabilities for the three-month period ended March 31, 2022 and for the fiscal year ended December 31, 2021, are as follows:

Lease liabilities
Balance as of December 31, 2020	46,270

Leases increase	27,745
Leases decrease	(4,352)
Payments	(28,526)
Financial accretion	5,331
Exchange and translation differences, net	9,213
Result from net monetary position (1)	(59)

Balance as of December 31, 2021	55,622

Leases increase	4,602
Leases decrease	-
Payments	(9,075)
Financial accretion	2,051
Exchange and translation differences, net	4,465
Result from net monetary position (1)	3

Balance as of March 31, 2022	57,668

(1)

Includes the adjustment for inflation of opening balances of lease liabilities of subsidiaries with the Peso as functional currency, which was charged to Other comprehensive income and the adjustment for inflation of the period, which was charged to results.

22. LOANS

					March 31, 2022		December 31, 2021
	Interest rate (1)			Maturity	Non-current	Current	Non-current	Current
Pesos:
NO (3)	16.50%	-	40.98%	2022-2024	7,586	5,975	6,897	5,700
Loans	47.66%	-	57.20%	2022-2024	14,519	8,484	13,955	7,220
Account overdraft	0.00%	-	0.00%	2022	-	238	-	794

					22,105	14,697	20,852	13,714

Currencies other than the Peso:
NO (2)	0.00%	-	10.00%	2022-2047	679,985	35,477	636,822	55,517
Export pre-financing	2.20%	-	5.50%	2022-2023	1,358	1,669	1,256	4,358
Imports financing	5.88%	-	5.88%	2022	-	292	-	330
Loans	0.87%	-	17.99%	2022-2027	41,739	5,817	11,605	12,761

					723,082	43,255	649,683	72,966

					745,187	57,952	670,535	86,680

(1)	Nominal annual interest rate as of March 31, 2022.
(2)

Includes 66,805 and 61,811 as of March 31, 2022 and December 31, 2021, respectively, of nominal value of NO that will be canceled in pesos at the applicable exchange rate in accordance with the terms of the series issued.

(3)	Includes 4,602 of nominal value of NO that will be canceled in dollars at the applicable exchange rate according to the conditions of the issued series.

Set forth below is the evolution of the loans for three-month period ended March 31, 2022 and for the fiscal year ended December 31, 2021:

Loans
Balance as of December 31, 2020	678,306

Proceeds from loans	97,420
Payments of loans	(161,016)
Payments of interest	(58,454)
Accrued interest (1)	66,950
Net exchange differences and translation	136,280
Result from debt exchange (2)	(1,855)
Result from net monetary position (3)	(416)

Balance as of December 31, 2021	757,215

Proceeds from loans	37,918
Payments of loans	(49,729)
Payments of interest	(18,474)
Accrued interest (1)	18,104
Net exchange differences and translation	58,232
Result from net monetary position (3)	(127)

Balance as of March 31, 2022	803,139

(1)	Includes capitalized financial costs.
(2)	See Note 21 to the annual consolidated financial statements.
(3)

Includes adjustment for inflation of opening balances of loans in subsidiaries with the Peso as functional currency which was charged to Other comprehensive income and the adjustment for inflation of the fiscal year, which was charged to results.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2022 AND COMPARATIVE INFORMATION (UNAUDITED)

22. LOANS (cont.)

Details regarding the NO of the Group are as follows:

								March 31, 2022		December 31, 2021
Month	Year	Principal Value		Class	Interest rate (1)		Principal Maturity	Non-current	Current	Non-current	Current
YPF
-	1998	US$	15	-	Fija	10.00%	2028	1,643	69	1,521	26
April, February, October	2014/15/16	US$	1,522	Clase XXVIII	Fija	8.75%	2024	67,217	3,173	62,193	28,598
September	2014	$	1,000	Clase XXXIV	BADLAR + 0,1%	34.27%	2024	334	171	334	213
April	2015	US$	1,500	Clase XXXIX	Fija	8.50%	2025	125,523	1,838	116,140	4,167
October	2015	$	2,000	Clase XLIII	BADLAR	34.17%	2023	667	881	667	755
May	2017	$	4,602	Clase LII	Fija	16.50%	2022	-	4,902	-	4,712
July, December	2017	US$	1,000	Clase LIII	Fija	6.95%	2027	90,778	1,164	83,658	2,531
December	2017	US$	750	Clase LIV	Fija	7.00%	2047	58,691	1,207	54,702	154
June	2019	US$	500	Clase I	Fija	8.50%	2029	44,031	988	40,740	39
June	2020	US$	78	Clase XII	Fija	1.50%	2022	-	8,310	-	7,688
July	2020	US$	543	Clase XIII	Fija	8.50%	2025	18,729	9,395	21,652	9,353
December, February	2020/21	US$	143	Clase XIV	Fija	2.00%	2023	15,888	24	14,701	22
February	2021	US$	775	Clase XVI	Fija	4.00%	2026	76,847	7,139	75,944	899
February	2021	US$	748	Clase XVII	Fija	2.50%	2029	79,420	1,707	73,484	18
February	2021	US$	576	Clase XVIII	Fija	1.50%	2033	58,602	12	52,658	1,015
February	2021	$	4,128	Clase XIX	Fija	3.50%	2024	6,585	21	5,896	20
July	2021	US$	384	Clase XX	Fija	5.75%	2032	42,616	451	39,429	1,007

								687,571	41,452	643,719	61,217

(1)	Nominal annual Interest rate as of March 31, 2022.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2022 AND COMPARATIVE INFORMATION (UNAUDITED)

23. OTHER LIABILITIES

	March 31, 2022		December 31, 2021
	Non-current	Current	Non-current	Current
Extension of concessions	843	891	823	824
Liabilities for contractual claims(1)	91	778	145	2,618
Miscellaneous	-	84	-	26

	934	1,753	968	3,468

(1)	See Note 34.d) to the annual consolidated financial statements.

24. ACCOUNTS PAYABLE

	March 31, 2022		December 31, 2021
	Non-current	Current	Non-current	Current
Trade payable and related parties(1)	779	207,499	752	193,159
Guarantee deposits	53	702	44	677
Payables with partners of JO and other agreements	91	1,185	92	6,203
Miscellaneous	-	1,692	-	1,512

	923	211,078	888	201,551

(1)	For more information about related parties, see Note 37.

25. REVENUES

	For the three-month period ended March 31,
	2022	2021
Sales of goods and services	398,239	240,122
Government incentives(1)	3,212	3,244
Turnover tax	(13,282)	(8,476)

	388,169	234,890

(1)	See Note 37.

The Group’s transactions and the main revenues are described in Note 6. The Group’s revenues are derived from contracts with customers, except for Government incentives.

•	Breakdown of revenues

Type of good or service

	For the three-month period ended March 31, 2022
	Upstream	Downstream	Gas and Power	Central Administration and others	Total
Diesel	-	139,059	-	-	139,059
Gasolines	-	87,105	-	-	87,105
Natural Gas (1)	-	391	42,969	-	43,360
Crude Oil	-	1,250	-	-	1,250
Jet fuel	-	19,222	-	-	19,222
Lubricants and by-products	-	14,132	-	-	14,132
Liquefied Petroleum Gas	-	14,752	-	-	14,752
Fuel oil	-	4,710	-	-	4,710
Petrochemicals	-	13,447	-	-	13,447
Fertilizers and crop protection products	-	13,623	-	-	13,623
Flours, oils and grains	-	12,263	-	-	12,263
Asphalts	-	3,891	-	-	3,891
Goods for resale at gas stations	-	2,499	-	-	2,499
Income from services	-	-	-	2,759	2,759
Income from construction contracts	-	-	-	3,750	3,750
Virgin naphtha	-	4,467	-	-	4,467
Petroleum coke	-	7,135	-	-	7,135
LNG Regasification	-	-	61	-	61
Other goods and services	801	2,909	3,608	3,436	10,754

	801	340,855	46,638	9,945	398,239

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2022 AND COMPARATIVE INFORMATION (UNAUDITED)

25. REVENUES (cont.)

	For the three-month period ended March 31, 2021
	Upstream	Downstream	Gas and Power	Central Administration and others	Total
Diesel	-	81,214	-	-	81,214
Gasolines	-	55,010	-	-	55,010
Natural Gas (1)	-	298	26,910	-	27,208
Crude Oil	-	1,173	-	-	1,173
Jet fuel	-	5,181	-	-	5,181
Lubricants and by-products	-	8,870	-	-	8,870
Liquefied Petroleum Gas	-	7,737	-	-	7,737
Fuel oil	-	5,427	-	-	5,427
Petrochemicals	-	9,653	-	-	9,653
Fertilizers and crop protection products	-	9,040	-	-	9,040
Flours, oils and grains	-	10,245	-	-	10,245
Asphalts	-	1,720	-	-	1,720
Goods for resale at gas stations	-	1,425	-	-	1,425
Income from services	-	-	-	1,280	1,280
Income from construction contracts	-	-	-	1,626	1,626
Virgin naphtha	-	1,479	-	-	1,479
Petroleum coke	-	2,869	-	-	2,869
LNG Regasification	-	-	51	-	51
Other goods and services	2,039	2,821	1,741	2,313	8,914

	2,039	204,162	28,702	5,219	240,122

(1)	Includes 35,533 and 21,606 corresponding to sales of natural gas produced by the Company for the three-month period ended March 31, 2022 and 2021, respectively.

Sales Channels

	For the three-month period ended March 31, 2022
	Upstream	Downstream	Gas and Power	Central Administration and others	Total
Gas Stations	-	153,176	-	-	153,176
Power Plants	-	-	14,086	-	14,086
Distribution Companies	-	-	2,956	-	2,956
Retail distribution of natural gas	-	-	6,304	-	6,304
Industries, transport and aviation	-	74,573	19,623	-	94,196
Agriculture	-	46,161	-	-	46,161
Petrochemical industry	-	19,476	-	-	19,476
Trading	-	20,318	-	-	20,318
Oil Companies	-	18,409	-	-	18,409
Commercialization of LPG	-	4,639	-	-	4,639
Other sales channels	801	4,103	3,669	9,945	18,518

	801	340,855	46,638	9,945	398,239

	For the three-month period ended March 31, 2021
	Upstream	Downstream	Gas and Power	Central Administration and others	Total
Gas Stations	-	94,227	-	-	94,227
Power Plants	-	5,728	9,004	-	14,732
Distribution Companies	-	-	2,681	-	2,681
Retail distribution of natural gas	-	-	4,891	-	4,891
Industries, transport and aviation	-	33,892	10,334	-	44,226
Agriculture	-	31,009	-	-	31,009
Petrochemical industry	-	12,666	-	-	12,666
Trading	-	9,340	-	-	9,340
Oil Companies	-	11,817	-	-	11,817
Commercialization of LPG	-	2,844	-	-	2,844
Other sales channels	2,039	2,639	1,792	5,219	11,689

	2,039	204,162	28,702	5,219	240,122

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2022 AND COMPARATIVE INFORMATION (UNAUDITED)

25. REVENUES (cont.)

Target Market

Sales contracts in the domestic market resulted in 348,938 and 213,287 for the three-month period ended March 31, 2022 and 2021, respectively.

Sales contracts in the international market resulted in 49,301 and 26,835 for the three-month period ended March 31, 2022 and 2021, respectively.

•	Contract balances

The following table reflects information regarding credits, contract assets and contract liabilities:

	March 31, 2022		December 31, 2021
	Non-current	Current	Non-current	Current
Credits for contracts included in “Trade receivables”	12,272	158,995	11,942	136,751
Contract assets	-	1,765	-	1,360
Contract liabilities	-	31,237	-	13,329

Contract assets are mainly related to the work carried out by the Group under construction contracts.

Contract liabilities are mainly related to advances received from customers under the contracts for the sale of commodities, fuels, crude oil, methanol, fertilizers, lubricants and by-products, diesel and natural gas, among others.

During the three-month period ended March 31, 2022 and 2021 the Group has recognized 3,298 and 5,241, respectively, in revenues from ordinary activities arising from contracts entered into with customers in the statement of comprehensive income, which have been included in the balance for contract liabilities at the beginning of the fiscal year.

26. COSTS

	For the three-month period ended March 31,
	2022	2021
Inventories at beginning of year	153,927	100,137
Purchases	122,245	63,976
Production costs(1)	181,182	136,802
Translation effect	12,758	8,635
Adjustment for inflation(2)	530	324
Inventories at end of the period	(167,500)	(111,343)

	303,142	198,531

(1)	See Note 27.
(2)	Corresponds to adjustment for inflation of inventories’ opening balances of subsidiaries with the Peso as functional currency, which was charged to Other comprehensive income.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2022 AND COMPARATIVE INFORMATION (UNAUDITED)

27. EXPENSES BY NATURE

The Group presents the condensed interim consolidated financial statement of comprehensive income by classifying expenses according to their function as part of the “Costs”, “Administrative expenses”, “Selling expenses” and “Exploration expenses” lines. The following additional information is disclosed as required, on the nature of the expenses and their relation to the function within the Group for the three-month period ended March 31, 2022 and 2021:

	For the three-month period ended March 31, 2022
	Production costs (3)	Administrative expenses (2)	Selling expenses		Exploration expenses	Total
Salaries and social security taxes	16,310	4,416	2,542		172	23,440
Fees and compensation for services	631	5,052	702		26	6,411
Other personnel expenses	4,902	350	214		4	5,470
Taxes, charges and contributions	3,596	236	7,218	(1)	106	11,156
Royalties, easements and fees	24,315	-	46		26	24,387
Insurance	1,946	77	62		-	2,085
Rental of real estate and equipment	3,858	24	191		-	4,073
Survey expenses	-	-	-		193	193
Depreciation of property, plant and equipment	59,127	1,438	2,244		-	62,809
Amortization of intangible assets	792	378	12		-	1,182
Depreciation of right-of-use assets	5,072	3	316		-	5,391
Industrial inputs, consumable materials and supplies	10,308	97	185		5	10,595
Operation services and other service contracts	9,789	215	1,177		51	11,232
Preservation, repair and maintenance	25,867	703	650		28	27,248
Unproductive exploratory drillings	-	-	-		502	502
Transportation, products and charges	10,874	43	9,589		-	20,506
Provision for doubtful trade receivables	-	-	(81)		-	(81)
Publicity and advertising expenses	-	1,488	461		-	1,949
Fuel, gas, energy and miscellaneous	3,795	254	1,696		10	5,755

	181,182	14,774	27,224		1,123	224,303

(1)	Includes 4,015 corresponding to export withholdings.
(2)

Includes 143 corresponding to fees and remunerations of Directors and Statutory Auditors. On April 29, 2022, the General Ordinary and Extraordinary Shareholders’ Meeting of YPF resolved to ratify the fees of 482 corresponding to fiscal year 2021 and to approve the sum of 706 as fees with respect to fees and remunerations for the fiscal year 2022.

(3)	The expense recognized in the condensed interim consolidated statement of comprehensive income corresponding to research and development activities amounted to 595.

	For the three-month period ended March 31, 2021
	Production costs (3)	Administrative expenses (2)	Selling expenses		Exploration expenses	Total
Salaries and social security taxes	10,891	2,777	1,651		107	15,426
Fees and compensation for services	1,003	2,831	476		2	4,312
Other personnel expenses	2,715	193	105		8	3,021
Taxes, charges and contributions	2,551	145	4,851	(1)	-	7,547
Royalties, easements and fees	15,852	-	19		25	15,896
Insurance	1,863	97	30		-	1,990
Rental of real estate and equipment	1,827	9	346		-	2,182
Survey expenses	-	-	-		-	-
Depreciation of property, plant and equipment	57,733	1,299	1,843		-	60,875
Amortization of intangible assets	851	179	12		-	1,042
Depreciation of right-of-use assets	3,960	3	251		-	4,214
Industrial inputs, consumable materials and supplies	7,137	80	128		-	7,345
Operation services and other service contracts	7,149	178	933		5	8,265
Preservation, repair and maintenance	15,141	393	481		7	16,022
Unproductive exploratory drillings	-	-	-		-	-
Transportation, products and charges	6,370	49	6,005		-	12,424
Provision for doubtful trade receivables	-	-	1,315		-	1,315
Publicity and advertising expenses	-	773	91		-	864
Fuel, gas, energy and miscellaneous	1,759	119	1,408		5	3,291

	136,802	9,125	19,945		159	166,031

(1)	Includes 3,068 corresponding to export withholdings.
(2)

Includes 94 corresponding to fees and remunerations of Directors and Statutory Auditors. On April 30, 2021, the General Ordinary and Extraordinary Shareholders’ Meeting of YPF resolved to ratify the fees of 194 corresponding to fiscal year 2020 and to approve the sum of 463 as fees with respect to fees and remunerations for the fiscal year 2021.

(3)	The expense recognized in the condensed interim consolidated statement of comprehensive income corresponding to research and development activities amounted to 412.

28. OTHER NET OPERATING RESULTS

	For the three-month period ended March 31,
	2022	2021
Lawsuits	(1,825)	(754)
Miscellaneous	368	478

	(1,457)	(276)

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2022 AND COMPARATIVE INFORMATION (UNAUDITED)

29. NET FINANCIAL RESULTS

	For the three-month period ended March 31,
	2022	2021
Financial income
Interest income	4,437	4,440
Exchange differences	27,665	17,738
Financial accretion	8	169

Total financial income	32,110	22,347

Financial loss
Interest loss	(17,019)	(17,201)
Exchange differences	(18,422)	(8,940)
Financial accretion	(7,596)	(6,182)

Total financial costs	(43,037)	(32,323)

Other financial results
Results on financial assets at fair value with change in results	2,581	1,557
Results from derivative financial instruments	(495)	(282)
Result from net monetary position	4,246	2,555
Result from debt exchange	-	1,855	(1)

Total other financial results	6,332	5,685

Total net financial results	(4,595)	(4,291)

(1)	See Note 21 to the annual consolidated financial statements.

30. INVESTMENTS IN JOINT OPERATIONS

The assets and liabilities as of March 31, 2022 and December 31, 2021, and expenses for the three-month period ended March 31, 2022 and 2021, of JO and other agreements in which the Group participates are as follows:

	March 31, 2022	December 31, 2021
Non-current assets(1)	398,970	358,863
Current assets	10,935	11,629

Total assets	409,905	370,492

Non-current liabilities	28,292	27,672
Current liabilities	40,206	36,564

Total liabilities	68,498	64,236

(1)	It does not include charges for impairment of property, plant and equipment because they are recorded by the partners participating in the JO and other agreements.

	For the three-month period ended March 31,
	2022	2021
Production cost	31,770	24,838
Exploration expenses	51	29

31. SHAREHOLDERS’ EQUITY

The Company’s subscribed capital as of March 31, 2022, is 3,931 and 2 treasury shares represented by 393,312,793 book-entry shares of common stock and divided into four classes of shares (A, B, C and D), with a par value of Pesos 10 and 1 vote per share. These shares are fully subscribed, paid-in and authorized for stock exchange listing.

As of March 31, 2022, there are 3,764 Class A outstanding shares. As long as any Class A share remains outstanding, the affirmative vote of Argentine Government is required for: (i) mergers, (ii) acquisitions of more than 50% of YPF shares in an agreed or hostile bid, (iii) transfers of all the YPF’s production and exploration rights, (iv) the voluntary dissolution of YPF; and (v) change of corporate and/or tax address outside the Argentine Republic. Items (iii) and (iv) also require prior approval by the Argentine Congress.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2022 AND COMPARATIVE INFORMATION (UNAUDITED) 31. SHAREHOLDERS’ EQUITY (cont.)

The General Ordinary and Extraordinary Shareholders’ Meeting was held on April 29, 2022 and approved the financial statements of YPF for the fiscal year ended December 31, 2021, and additionally, approved to partly absorb accumulated losses in retained earnings up to the net profit for the year as of December 31, 2021 for 257.

32.  EARNINGS PER SHARE

The following table shows the net income and the number of shares that have been used for the calculation of the basic and diluted earnings per share:

	For the three-month period ended March 31,
	2022	2021
Net loss	26,603	(2,066)
Average number of shares outstanding	393,013,894	392,567,068
Basic and diluted earnings per share	67.69	(5.26)

Basic and diluted earnings per share are calculated as shown in Note 2.b.13) to the annual consolidated financial statements.

33.  ISSUES RELATED TO MAXUS ENTITIES

Issues related to Maxus entities are described in Note 32 to the annual consolidated financial statements. Updates for the three-month period ended March 31, 2022 are described below:

On March 16, 2022, the Liquidating Trust filed a motion for partial summary judgment on certain of its claims against YPF, the other companies of the Group that are part of the Claim and Repsol. That motion does not request the entry of a monetary judgment at this time, acknowledging that certain issues will be resolved at trial.

The expert discovery process concluded on April 8, 2022. On April 27, 2022, YPF together with the other companies of the Group that are part of the Claim and Repsol filed their motions for the opening of summary judgment as well as the respective objections to the motion for summary judgment filed by the Liquidating Trust.

On May 3, 2022, a hearing was held for the presentation of oral arguments on the appeal against the dismissal of the motion to disqualify.

As of the date of these condensed interim consolidated financial statements, it is expected that any decision on the summary judgement motions would be rendered in June 2022, at the earliest.

As the process moves forward and given the complexity of the claims and the evidence that may be produced by the parties, the Company will continue analyzing the status of the case and its potential impact on the Group’s results and financial position. The Company, together with the other companies of the Group that are part of the Claim, will continue defending itself in compliance with applicable legal procedures and available defenses.

34.  CONTINGENT ASSETS AND LIABILITIES

34.a) Contingent assets

The Group has no significant contingent assets.

34.b) Contingent liabilities

34.b.1) Environmental claims

During the three-month period ended March 31, 2022, there were no significant updates to those described in Note 33.b.1) to the annual consolidated financial statements.

34.b.2) Contentious claims

Contentious claims are described in Note 33.b.2) to the annual consolidated financial statements. Updates for the three-month period ended March 31, 2022 are described below:

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2022 AND COMPARATIVE INFORMATION (UNAUDITED) 34. CONTINGENT ASSETS AND LIABILITIES (cont.)

•

Petersen Energía Inversora, S.A.U. and Petersen Energía, S.A.U. (collectively, “Petersen”) – Eton Park Capital Management, L.P., Eton Park Master Fund, LTD. and Eton Park Fund, L.P. (collectively, “Eton Park”)

Expert discovery concluded on April 6, 2022. On April 14, 2022, Petersen and Eton Park (“Plaintiffs”) and YPF and the Republic (“Defendants”) filed opening briefs in support of cross-motions for summary judgment in the Petersen and Eton Park actions. Plaintiffs argue that the District Court should grant summary judgment in their favor on liability and damages as to both YPF and the Republic, and claim total damages of US$ 15,900 millions, comprised of US$ 8,400 millions in direct damages and US$ 7,500 millions in ancillary claims and pre-judgment interest through September 24, 2021. Plaintiffs also purport to reserve the right to seek higher damages at trial if summary judgment is denied, which could substantially increase the damages claimed. In their opening briefs, YPF and the Republic each argues that it has no liability and owes no damages to Plaintiffs, and that the District Court should, therefore, grant summary judgment in its favor and dismiss all remaining claims against it. The parties will file opposition briefs on or before May 26, 2022 and reply briefs on or before June 23, 2022. Once the parties’ reply briefs are filed, and following any oral argument ordered by the District Court, the summary judgment motions will be submitted for decision by the District Court.

As the process moves forward, taking into account the complexity of the claims and the evidence that the parties may present, the Company will continue to reassess the status of the litigation and its potential impact on the results and financial situation of the Group. The Company will continue to defend itself in accordance with the applicable legal procedures and available defenses.

35. CONTRACTUAL COMMITMENTS

35.a) Extension of concessions and exploration permits

Extension of concessions and exploration permits are described in Note 34.a) to the annual consolidated financial statements. Updates for the three-month period ended March 31, 2022 are described below:

Offshore exploration permits

On April 20, 2022, by SE Resolution No. 250/2022 Equinor Argentina AS (Argentina Branch) and YPF obtained a 2-year extension of the first exploratory period of the exploration permit awarded over CAN 114 area.

On April 22, 2022, by SE Resolution No 267/2022, Total Austral S.A. (Argentine Branch), Equinor Argentina AS (Argentina Branch) and YPF obtained a 2-year extension of the first exploratory period of the exploration permit awarded over MLO 123 area.

On May 4, 2022, by SE Resolution No. 321/2022 Equinor Argentina AS (Argentina Branch) and YPF obtained a 1-year extension of the first exploratory period of the exploration permit awarded over CAN 102 area.

35.b) Project investment and assignment agreements

During the three-month period ended March 31, 2022, there were no significant updates to those described in Note 34.b) to the annual consolidated financial statements.

36. MAIN REGULATIONS

36.a) Regulations applicable to the hydrocarbon industry

During the three-month period ended March 31, 2022, there were no significant updates to those described in Note 35.a) to the annual consolidated financial statements.

36.b) Regulations applicable to the Downstream segment

During the three-month period ended March 31, 2022, there were no significant updates to those described in Note 35.b) to the annual consolidated financial statements.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2022 AND COMPARATIVE INFORMATION (UNAUDITED) 36. MAIN REGULATIONS (cont.)

36.c) Regulations applicable to the Gas and Power segment

During the three-month period ended March 31, 2022, there were no significant updates to those described in Note 35.c) to the annual consolidated financial statements.

36.d) Incentive programs for hydrocarbon production

Incentive programs for hydrocarbon production are described in Note 35.d) to the annual consolidated financial statements. Updates for the three-month period ended March 31, 2022 are described below:

•	Incentive Programs for the Production of Conventional Hydrocarbons

Provincial Stimulus Program – Province of Mendoza

As of the date of these condensed interim consolidated financial statements, the proposals for Program I, which involve projects in Barrancas, Vizcacheras and Loma Alta Sur areas, were approved.

Provincial Stimulus Program – Province of Neuquén

Under the Provincial Hydrocarbon Reactivation Program, YPF has executed agreements with the Province of Neuquén to obtain the benefits of this Program, which involve projects in the Octógono Fiscal and Al Norte de la Dorsal areas.

Provincial Situmuls Program – Province of Chubut

Under the Hydrocarbon Industry Promotion Program, YPF submitted projects comprising the areas known as Manantiales Behr, Campamento Central - Cañadón Pérdido, Restinga Alí and El Trébol.

As of the date of these condensed interim consolidated financial statements, the Province of Chubut has granted a 50% royalty rate reduction for a 10-year term applicable to: (i) incremental production from the Polymer Injection Pilot in El Trébol area, reducing the royalty rate to 6% for this type of production, decided by Decree No. 166/2022, and (ii) The Offshore Primary Develeopment Project (Proyecto Desarrollo Primaria Costa Afuera) in Restinga Alí area, decided by Decree No. 184/2022, reducing the royalty rate to 6% for oil production obatined from up to 6 wells in such area.

36.e) Tax Regulations

During the three-month period ended March 31, 2022, there were no significant updates to those described in Note 35.e) to the annual consolidated financial statements.

36.f) Custom Regulations

During the three-month period ended March 31, 2022, there were no significant updates to those described in Note 35.f) to the annual consolidated financial statements.

36.g) BCRA Regulations

During the three-month period ended March 31, 2022, there were no significant updates to those described in Note 35.g) to the annual consolidated financial statements.

36.h) CNV Regulatory Framework

General Resolution No. 873

On November 27, 2020, General Resolution No. 873/2020 was published in the BO, simplifying the filing of financial information. The main simplifications for entities filing financial information based on the IFRS are mentioned below:

-	For information to be filed on a quarterly basis:

(i)

The filing of financial statements of companies over which the issuer exercises control, joint control or significant influence may be replaced with the disclosure in notes to the financial statements of the issuer of such entities’ information, in compliance with the applicable rules and regulations in force for each case. If this option is exercised, the issuer will make available such financial statements, if so requested by the public.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2022 AND COMPARATIVE INFORMATION (UNAUDITED) 36. MAIN REGULATIONS (cont.)

(ii)	Consolidated and separate (individual) financial statements for interim periods may be filed as condensed statements, as provided for in IAS 34.

-	Section 12 of Chapter III, Title IV of the Rules of CNV (N.T. 2013 as amended) was repealed.

-	Information required in exhibits may be disclosed in notes.

Resolution No. 622

On March 18, 2015, the Company was registered with the CNV under the category “Settlement and Clearing Agent and Trading Agent - Own account”, record No. 549. Considering the Company’s business, and the CNV Rules and its Interpretative Criterion No. 55, the Company will not, under any circumstance, offer brokerage services to third parties for transactions in markets under the jurisdiction of the CNV, and it will also not open operating accounts to third parties to issue orders and trade in markets under the jurisdiction of the CNV.

Moreover, in accordance with the amendment to the CNV Rules provided for by General Resolution No. 731/2018, the Company is subject to the provisions of Section 5 c. of Title VII, Chapter II of the CNV Rules, “Settlement and Clearing Agent - Direct Participant”. In this respect, as set forth in Section 13, Title VII, Chapter II, of the CNV Rules, as of March 31, 2022, the equity of the Company exceeds the minimum equity required by such Rules, which amounts to 51. Additionally, the balancing entry requirement established in Section 15 does not apply to the Company, as established in Section 5 c. of the aforementioned regulations.

Resolutions No. 629/2014 and No. 813/2019

Due to Resolutions No. 629/2014 and No. 813/2019, the Company informs that supporting documentation of YPF’s operations, which is not in YPF’s headquarters, is stored in the following companies:

-	Addoc. Administración de Documentos S.A. located in Barn 3 – Route 36, Km. 31.5 – Florencio Varela – Province of Buenos Aires.

-	File S.R.L., located in Panamericana and R.S. Peña – Blanco Encalada – Luján de Cuyo – Province of Mendoza.

-	Custodia Archivos del Comahue S.A. - Parque Industrial Este, Block N Plot 2 - Capital of Neuquén, Province of Neuquen.

Additionally, it is placed on record that the detail of the documentation given in custody is available at the registered office, as well as the documents mentioned in section 5, subsection a.3, Section I, Chapter V, Title II of the CNV Rules.

37. BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The information detailed in the table below shows the balances with associates and joint ventures as of March 31, 2022:

	March 31, 2022
	Other receivables	Trade receivables	Investment in financial assets	Accounts payable	Contract liabilities
	Current	Current	Current	Current	Current
Joint Ventures:
YPF EE	439	1,026	903	3,602	30
Profertil	20	861	-	3,545	-
MEGA	-	4,814	-	434	-
Refinor	-	1,827	-	65	-
OLCLP	43	-	-	208	-
Sustentator S.A.	-	-	-	4	-

	502	8,528	903	7,858	30

Associates:
CDS	-	1	-	-	-
YPF Gas	84	1,183	-	248	-
Oldelval	-	21	-	469	-
Termap	-	-	-	38	-
OTA	16	-	-	25	-
GPA	-	-	-	710	-
Oiltanking	-	1	-	378	-
Gas Austral S.A.	-	70	-	-	-

	100	1,276	-	1,868	-

	602	9,804	903	9,726	30

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2022 AND COMPARATIVE INFORMATION (UNAUDITED)

37. BALANCES AND TRANSACTIONS WITH RELATED PARTIES (cont.)

The information detailed in the table below shows the balances with associates and joint ventures as of December 31, 2021:

	December 31, 2021
	Other receivables	Trade receivables	Investment in financial assets	Accounts payable	Contract liabilities
	Current	Current	Current	Current	Current
Joint Ventures:
YPF EE	385	1,277	803	3,375	74
Profertil	19	1,146	-	884	-
MEGA	-	4,397	-	572	-
Refinor	-	1,949	-	64	-
OLCLP	31	-	-	164	-
Sustentator S.A.	-	-	-	5	-

	435	8,769	803	5,064	74

Associates:
CDS	-	1	-	-	-
YPF Gas	114	749	-	220	-
Oldelval	-	2	-	366	-
Termap	-	-	-	139	-
OTA	14	-	-	11	-
GPA	-	-	-	310	-
Oiltanking	-	1	-	209	-
Gas Austral S.A.	-	42	-	-	-

	128	795	-	1,255	-

	563	9,564	803	6,319	74

The information detailed in the table below shows the transactions with associates and joint ventures for the three-month period ended March 31, 2022 and 2021:

	For the three-month period ended March 31,
	2022			2021
	Revenues	Purchases and services	Net interest income (loss)	Revenues	Purchases and services	Net interest income (loss)
Joint Ventures:
YPF EE	612	3,270	-	1,403	1,709	-
Profertil	1,764	5,174	-	1,267	1,809	-
MEGA	5,730	51	1	4,450	116	-
Refinor	4,130	801	-	1,792	482	-
OLCLP	34	272	-	16	251	-
Sustentator S.A.	-	1	-	-	3	-

	12,270	9,569	1	8,928	4,370	-

Associates:
CDS	-	-	-	139	-	-
YPF Gas	1,670	195	-	772	104	-
Oldelval	21	1,242	-	3	795	-
Termap	-	461	-	-	455	-
OTA	1	61	-	1	62	-
GPA	-	488	-	-	465	-
Oiltanking	2	572	-	1	592	-
Gas Austral S.A.	151	-	-	73	-	-

	1,845	3,019	-	989	2,473	-

	14,115	12,588	1	9,917	6,843	-

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2022 AND COMPARATIVE INFORMATION (UNAUDITED)

37. BALANCES AND TRANSACTIONS WITH RELATED PARTIES (cont.)

Additionally, in the normal course of business, and considering being the main energy group in Argentina, the Group’s client/suppliers portfolio encompasses both private sector entities as well as national public sector entities. As required by IAS 24 “Related party disclosures”, among the major transactions above mentioned the most important are:

		Balances		Transactions
		Receivables / (Liabilities)		Income / (Costs)
		March 31, 2022	December 31, 2021	For the three-month period ended March 31,
Customers / Suppliers	Ref.			2022	2021
SGE	(1) (16)	393	1,610	-	876
SGE	(2) (16)	4,740	4,397	1,695	900
SGE	(3) (16)	297	472	195	61
SGE	(4) (16)	188	188	-	-
SGE	(5) (16)	76	131	92	89
SGE	(6) (16)	6,813	6,775	-	-
Ministry of Transport	(7) (16)	585	918	1,230	1,318
CAMMESA	(8)	14,563	12,779	13,671	13,526
CAMMESA	(9)	(362)	(1,173)	(483)	(1,447)
IEASA	(10)	8,690	8,970	586	346
IEASA	(11)	(8,060)	(7,866)	(52)	(44)
Aerolíneas Argentinas S.A.	(12)	3,823	2,618	8,001	1,740
Aerolíneas Argentinas S.A.	(13)	-	-	-	(133)
Agua y Saneamientos Argentinos S.A.	(14)	1,730	1,754	-	-
Ministry of Work, Employment and Social Security and AFIP	(15)	-	-	230	-

(1)	Benefits for the Stimulus Program for Investments in Natural Gas Production Developments from Non-Conventional Reservoirs.
(2)	Benefits for the Plan for the Promotion of Argentine Natural Gas Production (“GasAr Plan”) at the end of GasAr Plan.
(3)	Benefits for the propane gas supply agreement for undiluted propane gas distribution networks
(4)	Benefits for recognition of the financial cost generated by payment deferral by providers of the distribution service of natural and undiluted propane gas through networks.
(5)	Procedure to compensate for the lower income that Natural Gas Piping Distribution Service Licensed Companies receive from their users for the benefit of Metrogas.
(6)

Procedure to compensate the payment of the daily differences accumulated on a monthly basis between the price of the gas purchased by Natural Gas Piping Distribution Service Companies and the price of the natural gas included in the respective tariff schemes for the benefit of Metrogas. See Note 35.c.1) to the annual consolidated financial statements.

(7)	The compensation for providing diesel to public transport of passengers at a differential price.
(8)	The provision of fuel oil and natural gas.
(9)	Purchases of energy.
(10)	Sale of natural gas, LNG and provision of regasification service of LNG.
(11)	The purchase of natural gas and crude oil.
(12)	The provision of jet fuel.
(13)	Purchase of miles for YPF Serviclub Program.
(14)	Sale of assets held for disposal.
(15)	Income recognized by the Productive Recovery Program II (“REPRO II”) in benefit of OPESSA.
(16)	Income recognized under the guidelines of IAS 20 “Accounting for Government Grants and Disclosure of Government Assistance”.

Additionally, the Group has entered into certain financing, investing and insurance transactions with entities related to the national public sector.

On the other hand, the Group holds Bonds of the Argentine Republic 2029 and 2030 identified as investments in financial assets at fair value with change in results, and Treasury Bills and Bonds identified as investments in financial assets at amortized cost. See Note 15.

Furthermore, YPF has an indirect non-controlling interest in Compañía de Hidrocarburo No Convencional S.R.L. During the three-month period ended March 31, 2022 and 2021, YPF and CHNC carried out transactions, among others, the purchases of crude oil by YPF for 10,041 and 9,372, respectively. These transactions will be consummated in accordance with the general and regulatory conditions of the market. The net balance payable to CHNC as of March 31, 2022 and December 31, 2021 amounts to 4,166 and 3,004, respectively. See Note 36 to the annual consolidated financial statements.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2022 AND COMPARATIVE INFORMATION (UNAUDITED)

37. BALANCES AND TRANSACTIONS WITH RELATED PARTIES (cont.)

The table below discloses the accrued compensation for the YPF’s key management personnel, including members of the Board of Directors and Vice Presidents, managers with executive functions appointed by the Board of Directors, for the three-month period ended March 31, 2022 and 2021:

	For the three-month period ended March 31,
	2022	2021
Short-term employee benefits(1)	321	229
Share-based benefits	40	25
Post-retirement benefits	17	11
Termination benefits	104	11

	482	276

(1)	Does not include Social Security contributions of 68 and 35 for the three-month period ended March 31, 2022 and 2021, respectively.

38. EMPLOYEE BENEFIT PLANS AND SIMILAR OBLIGATIONS

Note 2.b.10) to the annual consolidated financial statements describes the main characteristics and accounting treatment for benefit plans implemented by the Group.

Retirement plan

The total charges recognized under the Retirement Plan amounted to approximately 173 and 35 for the three-month period ended March 31, 2022 and 2021, respectively.

Objective performance bonus programs and performance evaluation programs

The amount charged to expense related to the programs was 1,418 and 1,019 for the three-month period ended March 31, 2022 and 2021, respectively.

Share-based benefit plan

The amount charged to expense in relation with the share-based plans, which are disclosed according to their nature, was 53 and 119 for the three-month period ended March 31, 2022 and 2021, respectively.

During the three-month period ended March 31, 2022 and 2021, the Company has not repurchased its own shares.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2022 AND COMPARATIVE INFORMATION (UNAUDITED)

39. ASSETS AND LIABILITIES IN CURRENCIES OTHER THAN THE PESO

	March 31, 2022				December 31, 2021
	Amount in currencies other than the Peso		Exchange rate in force (1)	Total	Amount in currencies other than the Peso		Exchange rate in force (1)	Total
Non-current assets
Other receivables
U.S. dollar	25		110.81	2,796	27		102.52	2,771
Bolivian peso	7		15.92	111	7		14.73	103
Trade receivables
U.S. dollar	29		110.81	3,212	28		102.52	2,836
Investments in financial assets
U.S. dollar	25		110.81	2,759	25		102.52	2,534

Total non-current assets				8,878				8,244

Current assets
Other receivables
U.S. dollar	152		110.81	16,893	267		102.52	27,403
Euro	-	(2)	122.62	48	-	(2)	115.89	43
Real	14		23.41	328	13		18.39	239
Chilean peso	10,685		0.14	1,496	9,733		0.12	1,168
Bolivian peso	14		15.92	223	14		14.73	205
Trade receivables
U.S. dollar	578		110.81	64,007	552		102.52	56,589
Chilean peso	8,667		0.14	1,213	11,825		0.12	1,419
Euro	-		-	-	-	(2)	115.89	1
Real	50		23.41	1,171	54		18.39	993
Investments in financial assets
U.S. dollar	322		110.81	35,698	342		102.52	35,063
Cash and cash equivalents
U.S. dollar	189		110.81	20,935	175		102.52	17,952
Chilean peso	691		0.14	97	1,017		0.12	122
Bolivian peso	-		-	-	7		14.73	105
Real	18		23.41	421	18		18.39	331

Total current assets				142,530				141,633

Total assets				151,408				149,877

Non-current liabilities
Provisions
U.S. dollar	2,363		111.01	262,341	2,315		102.72	237,848
Real	10		23.41	234	10		18.39	184
Lease liabilities
U.S. dollar	241		111.01	26,708	276		102.72	28,335
Loans
U.S. dollar	6,507		111.01	722,333	6,321		102.72	649,260
Real	32		23.41	749	23		18.39	423
Other liabilities
U.S. dollar	8		111.01	934	9		102.72	968
Accounts payable
U.S. dollar	4		111.01	435	4		102.72	399

Total non-current liabilities				1,013,734				917,417

Current liabilities
Provisions
U.S. dollar	120		111.01	13,357	120		102.72	12,360
Income tax
Real	-		-	-	2		18.39	37
Taxes payable
Bolivian peso	21		15.95	342	21		14.76	316
Chilean peso	4,702		0.14	658	3,360		0.12	403
Real	10		23.41	234	10		18.39	184
Salaries and social security
U.S. dollar	10		111.01	1,071	10		102.72	990
Chilean peso	251		0.14	35	430		0.12	52
Real	1		23.41	23	1		18.39	18
Lease liabilities
U.S. dollar	279		111.01	30,960	266		102.72	27,277
Loans
U.S. dollar	379		111.01	42,066	698		102.72	71,674
Chilean peso	2,641		0.14	370	2,950		0.12	354
Real	35		23.41	819	51		18.39	938
Other liabilities
U.S. dollar	16		111.01	1,753	34		102.72	3,468
Accounts payable
U.S. dollar	882		111.01	97,910	846		102.72	86,878
Euro	18		123.12	2,264	20		116.37	2,280
Chilean peso	4,728		0.14	662	3,379		0.12	405
Yen	144		0.91	131	164		0.89	146
Pound sterling	-	(2)	145.84	17	1		138.54	80
Swiss franc	1		120.49	90	1		112.40	84
Real	34		23.41	802	42		18.39	777

Total current liabilities				193,564				208,721

Total liabilities				1,207,298				1,126,138

(1)	Exchange rate in force at March 31, 2022 and December 31, 2021 according to BNA.
(2)	Registered value less than 1.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2022 AND COMPARATIVE INFORMATION (UNAUDITED)

40. SUBSEQUENT EVENTS

As of the date of these condensed interim consolidated financial statements, there have been no other significant subsequent events whose effect on the Group’s shareholders´ equity, the net comprehensive income or their disclosure in notes to the financial statements for the period ended as of March 31, 2022, should have been considered in such financial statements under IFRS.

PABLO GERARDO GONZÁLEZ

President

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: May 18, 2022	By:	/s/ Pablo Calderone
	Name:	Pablo Calderone
	Title:	Market Relations Officer